FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
      _________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 12, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Amsterdam, 12 June 2007

ABN AMRO - Offer update

ABN AMRO has been informed today by Barclays that filings of draft documentation in relation to the intended Offer have been made with regulators in the Netherlands, the UK and the US. As a consequence, the draft filing by Barclays of a Registration Statement on Form F-4 will become public later today via the website of the SEC (www.sec.gov). The filing includes the Merger Protocol entered into by ABN AMRO and Barclays on 23 April 2007.

Press contact: +31 20 6288900
IR contact: +31 20 6287835

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC ("Barclays"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it
In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

2

CLIFFORD CHANCE LLP ADVOCATEN SOLICITORS NOTARIS BELASTINGADVISEURS

Date: 23 April 2007

ABN AMRO Holding N.V.

and

Barclays PLC

MERGER PROTOCOL

		CONTENTS
Clause			Page
1	.	The Offer	6
2	.	Rationale For The Offer, Delisting And Squeeze Out	14
3	.	Business Strategy And Future Governance	15
4	.	Recommendation	19
5	.	Pre-Offer Conditions	20
6	.	Offer Conditions	23
7	.	Undertakings And Interim Period	25
8	.	Regulatory Approvals	33
9	.	Competition Approvals	33
10	.	Contacts With Competent Authorities	34
11	.	Exclusivity	35
12	.	Competing Offer	38
13	.	Revocation Barclays Recommendation	40
14	.	Revocation ABN AMRO Recommendation	40
15	.	Confidentiality And Announcements	41
16	.	Confidential Information	41
17	.	Costs	43
18	.	Non-Solicitation	43
19	.	Termination	44
20	.	Miscellaneous	47
21	.	Notices	49
22	.	Governing Law And Disputes	51
Schedule 1		Pre-Offer Conditions	53
Schedule 2		Offer Conditions	58

This MERGER PROTOCOL is made on 23 April 2007 between:

1.
BARCLAYS PLC, a public limited liability company, duly incorporated and validly existing under the laws of England, having its registered office at 1 Churchill Place, Canary Wharf, E14 5HP, London, United Kingdom (“Barclays”); and

2.
ABN AMRO Holding N.V., a public limited liability company, duly incorporated and validly existing under the laws of The Netherlands, having its registered office at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands (“ABN AMRO”);

Barclays and ABN AMRO are hereinafter also individually referred to as a “Party” and collectively as the “Parties”. Capitalised terms used in this merger protocol shall have the meaning as ascribed to them in Schedule 4.

WHEREAS:

(A)
ABN AMRO has listings on Euronext Amsterdam, Euronext Brussels and Euronext Paris (although the listing on Euronext Brussels is expected to terminate effective on 26 April 2007 and the listing on Euronext Paris shortly thereafter), and has listed its Ordinary Shares and the American Depositary Shares representing such Ordinary Shares (“ABN AMRO ADSs”) on the New York Stock Exchange and, together with its subsidiaries and group companies (together, the “ABN AMRO Group”), operates as an international banking group offering a wide range of banking products and financial services on a global basis;

(B)
Barclays has listings on The London Stock Exchange and the Tokyo Stock Exchange, and has listed its Barclays Shares and the American Depositary Shares representing such Barclays Shares (“Barclays ADSs”) on the New York Stock Exchange, and is engaged in various activities in the financial services and banking industry, including but not limited to commercial banking, investment banking, stockbroking, asset management and fund management;

(C)
At the date of this merger protocol (the “Merger Protocol”), ABN AMRO's issued share capital amounts to EUR 1,804,813,305.12, divided into 1,852,885,086 ordinary shares with a nominal value of EUR 0.56 each (the “Ordinary Shares”), 1,369,815,864 convertible preference financing shares - for which depositary receipts have been issued (the “DR Prefs”), with a nominal value of EUR 0.56 each (the “Underlying Preference Shares”) and 44,988 formerly convertible preference shares with a nominal value of EUR 2.24 each (the “Convertible Shares”, and together with the Ordinary Shares, including the ABN AMRO ADSs and Ordinary Shares represented thereby, and the Underlying Preference Shares, the “ABN AMRO Shares”) with ABN AMRO and its subsidiaries holding 83,962,430 Ordinary Shares (and no other shares and depositary receipts of shares) (“Treasury Stock”);

(D)
At the date of this Merger Protocol, ABN AMRO has rights outstanding to subscribe for a maximum of 1,605,435 Ordinary Shares pursuant to existing employee option schemes, share incentive schemes and share ownership schemes (the “Conversion Rights”);

(E)
Barclays and ABN AMRO intend to integrate their respective businesses, and align their business strategies, drawing on the best from both organizations. By combining their experience in the financial services industry, Barclays and ABN AMRO believe that their combined businesses will be able to improve services to customers and to increase their global reach, delivering a high level of customer satisfaction and employee engagement. Considering their respective track records, Barclays and ABN AMRO expect to be able to successfully grow and invest in their businesses, in addition to delivering the anticipated benefits of the integration thereof. In view of the above, Barclays and ABN AMRO wish to merge their businesses to create a leading financial services provider (the “Merger”);

(F)
The Merger is to be effected through (i) a public offer or offers to be made by Barclays into The Netherlands, the United States and certain other jurisdictions to be determined in accordance with the terms of this Merger Protocol, in accordance with relevant laws and regulations to acquire all the issued and outstanding Ordinary Shares, including all Ordinary Shares represented by the ABN AMRO ADSs, in exchange for ordinary shares in the share capital of Barclays with a nominal value of 25 pence each (the “Barclays Shares”), including Barclays ADSs and Barclays Shares represented thereby, and to acquire all the issued and outstanding Convertible Shares of ABN AMRO against a consideration in cash, both as further described in this Merger Protocol, (ii) a public offer or offers, or other transaction or series of transactions to acquire all the issued and outstanding DR Prefs against a consideration in cash and/or securities to be issued by Barclays (“Barclays Securities”), as further described in this Merger Protocol (individually and collectively the “Offer”), and (iii) implementation of the transactions further described herein. The Parties will use a newly Dutch incorporated unregulated company (“Subco N.V.”) in the structure to hold shares in ABN AMRO following consummation of the Offer;

(G)
The making of the Offer is subject to fulfilment or waiver of the Pre-Offer Conditions set out in Schedule 1 and the Offer will be subject to fulfilment or waiver of the Offer Conditions set out in Schedule 2;

(H)	The Parties have signed a preliminary transaction agreement dated 21 March 2007 (the “Preliminary Transaction Agreement”);

(I)	At the date of this Merger Protocol, Barclays issued and outstanding ordinary share capital comprises 6,542,555,046 Barclays Shares;

(J)
The Parties have informed the involved trade unions and the relevant works councils in relation to the Offer. ABN AMRO and Barclays have each taken all corporate actions necessary to approve the execution of this Merger Protocol;

(K)
ABN AMRO's management board (“Management Board”) and ABN AMRO's supervisory board (“Supervisory Board”, and together with the Management Board, the “ABN AMRO Boards”), have decided to enter into this Merger Protocol and to unanimously recommend the Offer to ABN AMRO's shareholders and the board of directors of Barclays (the “Barclays Board”) has decided to enter into this Merger Protocol and to unanimously recommend the Merger to Barclays shareholders;

(L)
The Management Board has received signed fairness opinions from Morgan Stanley & Co. Limited and from UBS Limited in connection with the Offer, copies of which have been provided to Barclays, stating that the Ordinary Share Exchange Ratio is, in the opinion of Morgan Stanley & Co. Limited and UBS Limited respectively, fair from a financial point of view to the holders of Ordinary Shares;

(M)
The Supervisory Board has received a signed fairness opinion from Goldman Sachs in connection with the Offer, a copy of which has been provided to Barclays, stating that the Ordinary Share Exchange Ratio is, in the opinion of Goldman Sachs, fair from a financial point of view to the holders of Ordinary Shares;

(N)
The Barclays Board has received external financial advice from Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG London Branch, JPMorgan Cazenove Limited and Lazard & Co., Limited in order to assist the Barclays Board in considering whether the Offer is in the best interests of Barclays shareholders and should be recommended. The recommendation of the Barclays Board to be contained in the Class 1 Circular will refer to such financial advice having been received;

(O)
The Parties have agreed on a Merger which as set out in this Merger Protocol reflects the mutual desire of the Parties to align their business strategies, drawing on the best from both organisations. The terms are intended to recognise the importance of the heritage of each of the organisations and to ensure continuity of each organisation's traditions. The Parties have determined that it is important in this context to locate the head office of the combined organisation in Amsterdam and to have a UK incorporated holding company. The Parties have also resolved to achieve clarity as to the future governance and management arrangements from the outset of the Merger; and

(P)	Barclays and ABN AMRO wish to lay down in this Merger Protocol their agreement with respect to the Offer and the Merger, subject to the terms and conditions set forth herein.

HEREBY AGREE AS FOLLOWS:

1.	THE OFFER

1.1
Barclays undertakes to prepare and make the Offer, subject to the terms and conditions of this Merger Protocol. The Parties shall use their respective reasonable endeavours to ensure that the Offer will be consummated as soon as possible following the date of this Merger Protocol, subject to the terms and conditions hereof and to applicable laws and regulations.

1.2	Upon the terms of this Merger Protocol and subject to the Pre-Offer Conditions (as defined in Clause 5.1) and the Offer Conditions (as defined in Clause 6.1), Barclays shall be committed to offer:

(i)
3.225 Barclays Shares for each Ordinary Share (the “Ordinary Share Exchange Ratio”) and 0.80625 Barclays ADSs for each ABN AMRO ADS (the “ADS Exchange Ratio”), in each case tendered pursuant to the Offer (Barclays Shares, including Barclays Shares represented by Barclays ADSs, to be offered pursuant to the Offer, the “Consideration Shares”);

(ii)	an amount to be determined by Barclays, consisting of cash and/or Barclays Securities for each DR Pref tendered pursuant to the Offer (the “DR Pref Consideration”); and

(iii)	an amount, in cash equal to EUR 27.65 for each Convertible Share tendered pursuant to the Offer (the “Convertible Share Consideration”);

provided that Barclays shall at any time be entitled, but, subject to Clause 1.3 and applicable law, under no obligation whatsoever, to increase the consideration offered under any or all of the Ordinary Share Exchange Ratio, the DR Pref Consideration or the Convertible Share Consideration. In connection with the Offer, Barclays will only issue whole Consideration Shares and whole Barclays Securities (if any) forming part of the DR Pref Consideration.

1.3	The provisions of Schedule 5 shall apply to adjust the Ordinary Share Exchange Ratio and the related ADS Exchange Ratio, the DR Pref Consideration and Convertible Share Consideration where a Party undertakes a Capital Raising or a Capital Return (as such terms are defined in Schedule 5). Any dispute in relation to determining whether the Ordinary Share Exchange Ratio and the related ADS Exchange Ratio, the DR Pref Consideration and Convertible Share Consideration should be adjusted shall be settled by the Binding Advisor by way of a binding advice (bindend advies) under articles 7:900 Dutch Civil Code in accordance with the Terms Binding Advisor as set forth in Schedule 7. Either Party may refer in writing the dispute to the Binding Advisor and request such settlement.

1.4
Without prejudice to any of the Offer Conditions, the Offer shall be open for acceptance for a period of at least 20 (twenty) United States business days (as defined in Rule 14d-1(g) under the United States Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and the rules and regulations thereunder or, if required by law in any other jurisdiction in which the Offer is made, 30 calendar days. For the purpose of this Merger Protocol, the closing date of the Offer shall be the initial date on which the Offer closes for acceptance (the “Closing Date”), unless Barclays, after having duly consulted ABN AMRO and duly taken into account all reasonable suggestions and representations made by ABN AMRO and subject to Clause 6.6, decides to extend the Offer, in which case the closing date shall be the last date on which the extended Offer closes for acceptance (the “Postponed Closing Date”). Subject to applicable rules and regulations and subject to Clause 6.6 Barclays may determine, after having duly consulted ABN AMRO, and duly taken into account all reasonable suggestions and representations made by ABN AMRO, the duration of the initial acceptance period, and of any extension thereof. In the event that Barclays declares the Offer unconditional (gestand doet), Barclays may, after having duly consulted ABN AMRO and duly taken into account all reasonable suggestions and representations made by ABN AMRO, and in accordance with market practice and applicable rules and regulations, publicly announce a post-acceptance period (na-aanmeldingstermijn) and accept each Ordinary Share, Convertible Share or DR Pref, as the case may be, that is tendered after the date on which the relevant notice that Barclays will declare the Offer unconditional (gestand doet) is published.

1.5
The Parties shall comply in all material respects with, and shall procure that the Offer shall comply in all material respects with, all applicable laws and regulations, including but not limited to the applicable provisions of (i) the Dutch Securities Supervision Act 1995 (Wet toezicht effectenverkeer 1995; the “DSSA”), (ii) the Dutch Financial Supervision Act (Wet financieel toezicht, “DFSA”), (iii) the Dutch Securities Supervision Decree (Besluit toezicht effectenverkeer; the “DSSD”), (iv) the Dutch Temporary Exemption Regulation Public Offers (Tijdelijke Vrijstellingsregeling Overnamebiedingen), (v) any rules and regulations promulgated pursuant to the DSSA, DFSA and DSSD, (vi) the policy guidelines and instructions of the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”), (vii) the Securities Act, the Exchange Act and, in each case, the rules and regulations thereunder, (viii) the policy guidelines, instructions, rules and requirements of the United Kingdom Financial Securities Authority (“FSA”), (ix) the Merger Code 2000 (SER-besluit Fusiegedragsregels 2000; the “Merger Code”), (x) the Dutch Works Council Act (Wet op de ondernemingsraden), (xi) the rules and regulations of Euronext Amsterdam and, to the extent relevant, Euronext Paris and Euronext Brussels, and the rules and regulations of The London Stock Exchange, the New York Stock Exchange and the Tokyo Stock Exchange, (xii) the Dutch Civil Code (the “DCC”), (xiii) the United Kingdom Financial Services and Markets Act 2000 and all regulations, codes, rules and statutory instruments published or enacted thereunder (the “FSMA”), (xiv) the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and any regulations made thereunder (the “HSR Act”), (xv) Council Regulation (EC) 139/2004 (the “EU Merger Regulation”) and (xvi) all relevant laws, rules and regulations in other applicable jurisdictions, including but not limited to the Netherlands, the United Kingdom and the United States (collectively the “Merger Rules”). The Parties acknowledge that it is anticipated that following the execution of this Merger Protocol, but before the Commencement Date, the laws, rules and regulations applicable to the Offer pursuant to the DSSA, DFSA and DSSD (together, the “Dutch Public Offer Rules”) are expected to be amended in accordance with (i) legislative proposals that also provide for certain amendments to the DCC and that are now being considered by the Upper House of Dutch Parliament (Eerste Kamer der Staten Generaal) as well as (ii) certain rules and regulations to be promulgated thereunder (together, the “New Dutch Public Offer Rules”) and effectively to be replaced by the New Dutch Public Offer Rules. Both Parties agree that where the New Dutch Public Offer Rules deviate from the Dutch Public Offer Rules, and there is discretion to apply either set of rules to the Offer, Barclays acting reasonably and after having duly consulted ABN AMRO and duly taken into account all reasonable suggestions and representations made by ABN AMRO shall determine which rule or rules shall be applied.

1.6
On the Commencement Date, Barclays shall make an offer document (biedingsbericht) generally available in the Netherlands, the United States and certain other jurisdictions in which the Parties agree the Offer shall be extended (such document, together with all amendments and supplements thereto the “Offer Document”) and shall disseminate such Offer Document in such jurisdictions in accordance with applicable law in any other jurisdiction where the Offer is made. The Parties agree that the Offer Document shall comply as to form and substance with the requirements of the Merger Rules and may include such additional information as the Parties reasonably agree should be included in the document, such agreement not to be unreasonably withheld or delayed and taking into account the rights of Barclays and ABN AMRO under Clause 1.14. The Offer Document shall be made available in the English language with a summary in Dutch. The AFM will be provided in a timely manner with, and may be asked, in accordance with the Dutch Public Offer Rules, to confirm that AFM has no further comments in relation to the Offer Document, or to approve the Offer Document in accordance with the Dutch Temporary Exemption Regulation Public Offers (Tijdelijke Vrijstellingsregeling Overnamebiedingen) or the New Dutch Public Offer Rules, as the case may be.

1.7
The Offer Document shall, amongst others, contain (i) a full description of the envisaged transaction structure, (ii) a description of the undertakings contained in Clauses 3 and 7 and (iii) subject to and in accordance with Clause 4, a positive unanimous recommendation by the ABN AMRO Boards to the holders of ABN AMRO Shares to accept, to tender their ABN AMRO Shares into, the Offer in exchange for the Consideration Shares, the Convertible Share Consideration, or the DR Pref Consideration, as the case may be and to vote in favour of any resolutions proposed to the ABN AMRO Shareholders' Meeting in accordance with Clause 7.4.

1.8
Barclays will prepare a registration statement on Form F-4, or other applicable form (as it may be amended or supplemented, and including any documents incorporated by reference or included therein, the “Registration Statement”) and the tender offer statement on Schedule TO or other applicable schedule or form (as it may be amended or supplemented, the “Schedule TO”), each to be filed by Barclays with the SEC in connection with the Offer, which shall contain the Offer Document, the Prospectus (as defined below), and such other information and materials pursuant to which the Offer will be made in the United States as are required by applicable laws and regulations and may include such additional information as the Parties reasonably agree should be included in the document, such agreement not to be unreasonably withheld or delayed and taking into account the rights of Barclays and ABN AMRO under Clause 1.14. Barclays shall also arrange for the filing of a Registration Statement on Form F-6 (as it may be amended or supplemented, and including any documents incorporated by reference or included therein, the “ADS Registration Statement”), registering Barclays ADSs that may be offered to ABN AMRO ADS holders. Provided that the Parties co-operate as required in Clause 1.12 and Clause 1.13 and elsewhere in this

Merger Protocol, Barclays agrees to file the Registration Statement and Schedule TO with the SEC, and to arrange for the filing of the ADS Registration Statement and ABN AMRO agrees to file the Schedule 14D-9, in each case as promptly as reasonably practicable within the period prescribed by the Exchange Act and rules and regulations thereunder. Both Parties shall use their reasonable endeavours to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof.

1.9	On the Commencement Date, Barclays shall disseminate and make a prospectus generally available, as and to the extent permitted by applicable law, in the Netherlands, the United States and certain other jurisdictions as may be determined in accordance with Clause 1.6 above in which the Offer can legally be made to holders of ABN AMRO Shares, and shall disseminate such prospectus in such jurisdictions in accordance with applicable law. The prospectus shall relate to the issue, admission to trading and listing of the Consideration Shares offered in exchange for the relevant ABN AMRO Shares (such prospectus, together with all amendments and supplements thereto the “Prospectus”). The Parties agree that the Prospectus shall comply as to form and substance with the requirements of applicable English law, including the legislation implementing Directive 2004/109/EC and shall be filed by Barclays with the FSA on or before the Commencement Date. The Prospectus shall be made available in the English language and translations of the summary section of the Prospectus as required by relevant authorities of EU member states other than the Netherlands (if any) into which the Prospectus is made available will be provided in a timely manner. The UKLA will be provided in a timely manner with, and will be asked to approve the Prospectus and a circular prepared pursuant to and in accordance with the Listing Rules of the UKLA and the requirements of applicable English law (the “Class 1 Circular”) and to provide a certificate of approval of the Prospectus to the AFM and to the competent authority in any other EU member state into which the Offer is to be made for the purposes of “passporting” the Prospectus in accordance with Articles 17 and 18 of Directive 2003/71/EC (the “Prospectus Directive”) and section 87H to 87J of the FSMA.

1.10	On the Commencement Date, Barclays shall send to its shareholders the Class 1 Circular. The Class 1 Circular will contain an explanation of the Offer and its effects on Barclays, a unanimous recommendation from the directors of Barclays to vote in favour of the resolutions to be proposed, and will also include a notice to convene an extraordinary general meeting of its shareholders (the “Barclays Shareholders' Meeting”) at which resolutions will be proposed to approve, inter alia: (i) the Offer and the Merger and the measures to implement it; (ii) the proposed appointments of the relevant Nominated Individuals to the Board of Barclays, subject to and with effect as of the time the Offer is declared unconditional; and (iii) the increase of Barclays authorised share capital and the issue of the Consideration Shares subject to the Offer being declared unconditional.

1.11	ABN AMRO shall prepare and file the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented, the “Schedule 14D-9”) with the SEC,

and disseminate to holders of ABN AMRO Shares as and to the extent required by applicable law, in connection with the foregoing, which shall, among other things, set forth the recommendation of the Boards as set out in Clause 4.1 and may include such additional information as the Parties reasonably agree should be included in the document, such agreement not to be unreasonably withheld or delayed, and taking into account the rights of Barclays and ABN AMRO under Clause 1.14.

1.12
Each of the Parties agrees to cooperate in the preparation of the Offer Document, Prospectus, Class 1 Circular, Registration Statement, the ADS Registration Statement and Schedule TO and to promptly furnish to the other Party, if relevant for inclusion all information concerning it, its respective subsidiary undertakings, directors, officers and shareholders as may be required by applicable law in connection with the foregoing sub-clauses or as reasonably agreed by the Parties, such agreement not to be unreasonably withheld or delayed, and taking into account the rights of Barclays and ABN AMRO under Clause 1.14, and to provide, and cause its respective directors, officers, employees, outside legal counsel, accountants and financial advisors to provide promptly, such customary assistance as may be reasonably requested by either Party, in connection with the foregoing, including, without limitation, providing legal opinions, disclosure letters, comfort letters, consents, certifications, certificates and other documents or information, in each case in form and substance reasonably satisfactory to Barclays.

1.13
The substance of the information contained in the Offer Document, the Prospectus, Class 1 Circular, the Registration Statement, Schedule TO and Schedule 14D-9, respectively, shall at all times be equivalent, except as required by applicable laws or regulations or for non-material details. The Parties envisage that the process for preparation of the various disclosure documents referred to in this Merger Protocol will be as follows:

1.13.1
Initial drafts of the Offer Document, Prospectus, Class 1 Circular, Registration Statement, the ADS Registration Statement and Schedule TO shall be prepared and circulated by Barclays and its advisors. ABN AMRO shall be given a reasonable opportunity to review and comment on the drafts of the Offer Document, Prospectus, Class 1 Circular, Registration Statement, the ADS Registration Statement and Schedule TO. A number of drafting sessions shall take place, during which the Parties and their advisors shall discuss and consider their respective comments. In this process, Barclays will take into account any reasonable suggestions or comments from ABN AMRO, such suggestions or comments not to be unreasonably delayed.

1.13.2
An initial draft of Schedule 14D-9 shall be prepared and circulated by ABN AMRO and its advisors. Barclays shall be given a reasonable opportunity to review and comment on the drafts of Schedule 14D-9. A number of drafting sessions shall take place, during which the Parties and their advisors shall discuss and consider their respective comments. In this process, ABN AMRO

.		will take into account any reasonable suggestions or comments from Barclays, such suggestions or comments not to be unreasonably delayed

1.13.3
The Parties will provide each other and their respective counsel with (i) any comments or other communications, whether written or oral, that a Party or its counsel (and, in the case of communications from the UKLA, a Party's sponsor or the sponsor's counsel) may receive from time to time from the AFM. UKLA or SEC with respect to the Offer Document, Prospectus, Class 1 Circular, Registration Statement, the ADS Registration Statement, Schedule TO and Schedule 14D-9, as the case may be, or requests for additional information promptly after receipt of those comments or other communications, (ii) a reasonable opportunity to review and comment upon the response of Barclays or ABN AMRO, as the case may be, to those comments and (iii) an opportunity to participate with the other Party or its counsel (or in the case of communications from the UKLA, the other Party's sponsor or the sponsor's counsel) in any discussions or meetings with the AFM, UKLA or SEC, except for discussions with the AFM or UKLA which are of minor significance.

1.14
Acknowledging that ABN AMRO shall have primary responsibility for Schedule 14D-9 and Barclays and the members of its board of directors shall have primary responsibility for the Offer Document, Prospectus, Class 1 Circular, Registration Document, the ADS Registration Statement and Schedule TO, (i) Barclays, acting reasonably, shall nevertheless have the right to approve those parts of Schedule 14D-9 that relate to Barclays alone, such approval not to be unreasonably withheld or delayed taking into account ABN AMRO's responsibility for the document, (ii) ABN AMRO, acting reasonably, shall nevertheless have the right to approve those parts of the Offer Document, Prospectus, Class 1 Circular, Registration Document, the ADS Registration Statement and Schedule TO that relate to ABN AMRO alone, such approval not to be unreasonably withheld or delayed taking into account Barclays responsibility for these documents and (iii) any information in Schedule 14D-9, the Offer Document, Prospectus, Class 1 Circular, Registration Document, the ADS Registration Statement and Schedule TO, which does not relate to either Party alone, shall be approved by both Parties, provided that neither Party shall unreasonably withhold or delay such approval and, in relation to (i) to (iii) (inclusive), it being understood that when a Party is under an obligation under applicable laws and regulations to make a public announcement or filing in relation to Schedule 14D-9, the Offer Document, Prospectus, Class 1 Circular, Registration Document, the ADS Registration Statement or Schedule TO, or to make any particular statement or disclosure in any such document, and it has made reasonable efforts to obtain the requisite approval of the other Party in relation thereto, such Party shall be entitled to comply with applicable laws and regulations without delay. For the avoidance of doubt, ABN AMRO and Barclays shall not be responsible for the fairness opinions as referred to in Recitals (L) and (M), or the financial advice as referred to in Recital (N) or any auditors' statements to be included in the Offer Document, the Prospectus, Class 1 Circular,

Registration Document, the ADS Registration Statement, Schedule TO and Schedule 14D-9.

1.15	Each Party agrees that to the best of their knowledge, information or belief, having taken all reasonable care to ensure such is the case, none of the information supplied by it for inclusion or incorporation by reference in:

(i)
each of the Offer Document, the Prospectus and the Class 1 Circular and any amendment or supplement thereto, if any, will, at the date of mailing or availability thereof, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading;

(ii) the Registration Statement or the ADS Registration Statement will, at the time the Registration Statement or the ADS Registration Statement and each amendment or supplement thereto, if any, become effective under the Securities Act, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and

(iii) each of Schedule TO and Schedule 14D-9 will, at the respective time of filing of Schedule TO, Schedule 14D-9 and any amendments or supplements to Schedule TO or Schedule 14D-9, as the case may be, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

1.16	Each Party further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Offer Document, the Prospectus, the Class 1 Circular, the Registration Statement, the ADS Registration Statement, Schedule TO, Schedule 14D-9, any amendment or supplement thereto, or any other document pursuant to which the Offer will be made in any jurisdiction, to be false or misleading with respect to any material fact or to omit to state any material fact necessary to make the statements therein not false or misleading, in light of the circumstances under which they were made, to promptly inform the other Party thereof and to take all appropriate steps to correct the relevant document or enable the other Party to do so, including without limitation causing, or enabling the other Party to cause, such documents, as so corrected, to be filed with the relevant stock market authorities and governmental authorities and, at such time as to be reasonably agreed by the Parties, subject to Clause 1.14, disseminated or made generally available, as and to the extent required by applicable law.

1.17	Barclays shall take all steps reasonably necessary to obtain (i) a primary listing of the Consideration Shares on the official list of the UKLA, with admission to trading on the London Stock Exchange's main market for listed securities, and maintenance of the inclusion of Barclays Shares in the FTSE 100 Index with full weighting; (ii) a secondary listing on Euronext Amsterdam and inclusion of the Consideration Shares in the AEX Index and (iii) a listing of the Consideration Shares, and any Barclays ADSs representing such Consideration Shares, on the New York Stock Exchange, and a listing of the Consideration Shares on the Tokyo Stock Exchange in observance of all applicable listing requirements. ABN AMRO will provide all reasonable assistance in respect of the steps referred to in (i) to (iii) (inclusive).

1.18
Prior to the opening of the first trading day on Euronext following the execution of this Merger Protocol (which shall also be a trading day on The London Stock Exchange, the New York Stock Exchange and the Tokyo Stock Exchange), a joint public announcement of the Offer (the “Announcement”) will be made available to (i) Euronext, (ii) the AFM, (iii) the Social Economic Council (Sociaal Economische Raad), (iv) the London Stock Exchange, the New York Stock Exchange and the Tokyo Stock Exchange, (v) DNB, the FSA, the SEC and other relevant regulatory authorities, (vi) the relevant (international) press agents, (vii) the relevant works councils and European works councils and (viii) the relevant Dutch trade unions involved with ABN AMRO, in each case by way of the press release issued jointly by Barclays and ABN AMRO (which has been notified to the AFM and of which the AFM has confirmed it has no further comments), which will be filed with the SEC by Barclays and ABN AMRO as required by, and otherwise comply with, the Securities Act, the Exchange Act and, in each case, the rules and regulations promulgated by the SEC thereunder and other applicable law. A copy of the press release is attached hereto as Schedule 6.

1.19
Barclays shall announce the details of the Offer and the availability of the Offer Document, Class 1 Circular, and the Prospectus in the official price list of Euronext Amsterdam and in at least two daily newspapers with national circulation in the Netherlands and shall announce the availability of the Registration Statement, Schedule TO and the documents included therein, in all editions of a daily newspaper with national circulation in the United States, at all times in accordance with the Merger Rules, which will be filed with the SEC by Barclays and ABN AMRO as required by, and otherwise comply with, the Securities Act, the Exchange Act and the rules and regulations thereunder and other applicable law.

1.20
The Parties will co-operate in ensuring that all filings required under Rules 165 and 425 promulgated by the SEC under the Securities Act and Rule 14d-2 and Rule 14d-9 promulgated by the SEC under the Exchange Act are timely and properly made.

1.21	The Parties will use their reasonable endeavours to work towards launch of the Offer before 1 August 2007.

2.	RATIONALE FOR THE OFFER, DELISTING AND SQUEEZE OUT

2.1
Barclays and ABN AMRO intend to integrate their respective businesses, and align their business strategies, drawing on the best from both organizations. By combining their experience in the financial services industry, Barclays and ABN AMRO believe that their combined businesses will be able to improve services to customers and to increase their global reach, delivering a high level of customer satisfaction and employee engagement. Considering their respective track records, Barclays and ABN

AMRO expect to be able successfully to grow and invest in their businesses, as conducted from time to time, in addition to delivering the anticipated benefits of the integration thereof. In view of the above, Barclays and ABN AMRO wish to merge their businesses to create a leading financial services provider.

2.2
ABN AMRO and Barclays acknowledge that it is their intention, subject to applicable laws and regulations, to delist ABN AMRO Shares from Euronext Amsterdam and all other stock exchanges on which ABN AMRO Shares are listed as soon as possible after the settlement of ABN AMRO Shares tendered in the acceptance period and any post-acceptance period (na-aanmeldingstermijn) referred to in Clause 1.4.

2.3
With reference to the strategic rationale of the Merger and the benefits to be attained by the Merger, the Parties acknowledge that it is desirable that Barclays acquires all ABN AMRO Shares, including any ABN AMRO Shares that are not tendered in the Offer. Such ABN AMRO Shares may be acquired pursuant to compulsory buy-out procedures in accordance with article 2:92a DCC (the “Statutory Squeeze Out”) or, subject to implementation of the relevant provisions in Dutch law, the takeover buy-out procedures in accordance with the proposed article 2:359c DCC (the “Takeover Squeeze Out”). Barclays also envisages that a cross-border legal merger (grensoverschrijdende fusie) may take place, in which ABN AMRO would be the disappearing entity, and as a result of which holders of shares in the capital of ABN AMRO would become shareholders of Barclays (the “Cross Border Merger”). Alternatively any other legal means may be effected in accordance with the laws of The Netherlands and other applicable laws from time to time in order for Barclays to acquire all the ABN AMRO Shares (such legal means, including but not limited to the Cross Border Merger, the Statutory Squeeze Out and the Takeover Squeeze Out, collectively the “Post-Offer Actions”). Any Post-Offer Actions will be structured and implemented, using reasonable endeavours, in an efficient manner, both from an operational as well as a legal and tax perspective, taking into account relevant circumstances and applicable laws and regulations and will be implemented without prejudice to Clause 3.1 and the Parties' obligations under Clause 3.2.

2.4
Following completion of the Offer, Barclays shall give due regard to the interests and position of any minority shareholders of ABN AMRO when structuring, pursuing and implementing any Post-Offer Actions in relation to ABN AMRO and otherwise in connection with the management of the business and affairs of ABN AMRO. In doing so, Barclays shall at all times act in accordance with applicable corporate governance best practices, and obtain independent financial, legal and tax advice, to the extent necessary or appropriate, and respect that ABN AMRO will also act in accordance with corporate governance best practices applicable to it.

3.	BUSINESS STRATEGY AND FUTURE GOVERNANCE

3.1	Barclays and ABN AMRO hereby agree that following consummation of the Offer:

(i)	Barclays will be the holding company of the Combined Group and will have a United Kingdom-style unitary board operating in accordance with United

Kingdom governance principles and best practice prevailing at the time and clear governance and management structures;

(ii)
the Barclays Board will initially comprise 19 (nineteen) directors, including the Chairman, a Deputy Chairman, the Chief Executive Officer, 4 (four) other executive directors and twelve other non-executive directors;

(iii)	the board of directors of Subco N.V., will be as selected by Barclays;

(iv)
the next Chairman of the Barclays Board and 7 (seven) other non executive directors will be nominated by ABN AMRO, the next Deputy Chairman will be nominated by Barclays and the next Chief Executive Officer and 5 (five) non executive directors will be nominated by Barclays each of them to be appointed with effect from the time the Offer is declared unconditional;

(v)
the executive committee of Barclays will initially comprise Huibert Boumeester (Group Chief Administrative Officer), Piero Overmars (CEO Asia and Continental Europe, GRCB), Ron Teerlink (COO Global Retail and Commercial Banking), Robert E. Diamond (President, CEO Investment Banking and Investment Management), Frits Seegers (CEO, Global Retail and Commercial Banking), Paul Idzik (Chief Operating Officer), Chris Lucas (Group Finance Director) and John Varley (Group Chief Executive).

(vi)
the Barclays Board will also have a nomination committee, an audit committee and a remuneration committee which will perform important functions under the governance arrangements of the Barclays Board, and which will be chosen following a thorough consultation process by the next Chairman of the Barclays Board with the other individual members of the Barclays Board and the members of each such committee will include non executive directors with suitable experience and qualifications;

(vii)
the location of the registered office of Barclays will remain in England and the head office of Barclays will be located in Amsterdam, The Netherlands, which means that (i) the majority of the members of the executive committee of Barclays (i.e. the Group Chief Executive, the Group Finance Director, the Chief Operating Officer, the Group Chief Administrative Officer and the three executive officers responsible for global retail and commercial banking) and the global head office of retail and commercial banking will be based in The Netherlands, (ii) the meetings of the executive committee of Barclays will be held primarily in The Netherlands and (iii) the heads, senior management and appropriate core staff of all relevant group functions (including in any event Risk, Compliance, Legal, Audit, Human Resources and Finance) will be based in The Netherlands;

(viii)
the Barclays Shares, including the Consideration Shares, will have (i) a primary listing on the London Stock Exchange's main market for listed securities, thereby maintaining the inclusion of Barclays Shares in the FTSE

100 Index with full weighting and (ii) a secondary listing on Eurolist by Euronext Amsterdam;

	(ix)	Piero Overmars will be the Chairman of the Management Board and chairman of the management board of ABN AMRO Bank N.V., and each of the other members of the Management Board and the Supervisory Board and the supervisory board and the management board of ABN AMRO Bank N.V. will initially comprise members nominated by the Barclays Board; and

	(x)	the board of directors of Barclays Bank PLC will initially comprise members nominated by the Barclays Board.

3.2	Both Parties shall:

(i)
work constructively with both the DNB and the FSA regarding the regulators' arrangements for the appropriate regulation and supervision of the Combined Group in accordance with the decision of the DNB and the FSA that the FSA will be the lead supervisor of the Combined Group and that the DNB and the FSA will be the consolidated supervisors of the ABN AMRO Group and the Barclays Group respectively and to seek a smooth integration after completion of the Offer; and

(ii)	seek a ruling from both the Dutch and United Kingdom tax authorities that Barclays will remain United Kingdom tax resident following consummation of the Offer.

Both Parties shall take all reasonable steps to achieve the goal referred to in Clause 3.2(ii) (the “Structuring Action”). The Parties shall cooperate in making all notifications, filings and applications, including without limitation any applications for the Authorisations from the Competent Authorities, that are necessary or agreed by the Parties to be appropriate in connection with the matters referred to in this Clause 3.2, and shall take the steps required following the outcome of discussions with the Competent Authorities pursuant to Clause 3.2(i) provided that neither of the Parties shall be required to deviate from the arrangements relating to the Combined Group's head office jointly proposed by the Parties to the Competent Authorities prior to the entering into of this Merger Protocol.

3.3
The Parties shall take all steps reasonably necessary to ensure that as of the time the Offer is declared unconditional, subject to applicable law, (i) the individuals nominated pursuant to Clause 3.1 (the “Nominated Individuals”) are appointed to the Barclays Board and the board of directors of Barclays Bank PLC, to the Management Board and the Supervisory Board and to the management board and supervisory board of ABN AMRO Bank N.V. (to the extent not already a member thereof) and to the board of Subco N.V. it being understood that individuals that currently are a member, and will remain a member of the Barclays Board, the ABN AMRO Boards, the board of directors of Barclays Bank PLC or the management board or supervisory board of ABN AMRO Bank N.V. will not be reappointed as part of the Offer and (ii) any other existing members of those boards that will not remain a board member following the Offer being declared unconditional will resign. Nominations must be made no later than is reasonably required to ensure prompt dispatch of the Offer Document and to ensure timely regulatory approvals in respect of such nominations.

3.4
Barclays agrees that it will indemnify any Nominated Individual that is to become a member of the Barclays Board for any damages, costs, liabilities or expenses incurred by any such Nominated Individual that arise out of inaccuracies or material misstatements in those parts of the Offer Document, Prospectus, Class 1 Circular, Registration Statement, the ADS Registration Statement, Schedule TO or Schedule 14D-9 for which such Nominated Individual is or was responsible solely in his capacity as a proposed member of the Barclays Board with respect to the period prior to such person becoming a director of Barclays to the same extent as available to members of the Barclays Board on the date thereof. The indemnity will provide for reimbursement of damages, costs, liability and expenses incurred by the relevant Nominated Individual in his capacity as a proposed member of the Barclays Board, on the same terms and to the same extent as is provided by Barclays to any other member of the Barclays Board, whether by Barclays itself or by way of any insurance cover put in place by Barclays for the benefit of such persons.

3.5
ABN AMRO agrees that it will indemnify any Nominated Individual that is to become a member of either of the ABN AMRO Boards for any damages, costs, liabilities or expenses incurred by any such Nominated Individual that arise out of inaccuracies or material misstatements in those parts of the Offer Document, Prospectus, Class 1 Circular, Registration Statement, the ADS Registration Statement, Schedule TO or Schedule 14D-9 for which such Nominated Individual is or was responsible solely in his capacity as a proposed member of any of the ABN AMRO Boards with respect to the period prior to such person becoming a member of any of the ABN AMRO Boards to the same extent as available to members of any of the ABN AMRO Boards on the date thereof. The indemnity will provide for reimbursement of damages, costs, liability and expenses incurred by the relevant Nominated Individual in his capacity as a proposed member of any of the ABN AMRO Boards, on the same terms and to the same extent as is provided by ABN AMRO to any other members of the relevant ABN AMRO Board, whether by ABN AMRO itself or by way of any insurance cover put in place by ABN AMRO for the benefit of such persons.

3.6
Barclays and ABN AMRO intend to make the integration as smooth as possible. Therefore an integration planning committee, which will comprise senior management from both Barclays and ABN AMRO, will be established as soon as agreed between the Parties but in any event before 30 May 2007. Subject to applicable law, the integration planning committee will undertake preparatory work and planning activities in relation to the integration of the two businesses following completion of the Offer.

3.7
 It is understood and agreed between the Parties that Barclays (including its affiliates) confirms and agrees that, also after the Settlement Date, it will respect and shall work within the employee co-determination regulations (medezeggenschap) as applied by

ABN AMRO Group in accordance with applicable laws and regulations as well as the covenant with the central works council of ABN AMRO Group.

3.8
The name of the holding company of the Combined Group shall be Barclays PLC. As soon as reasonable possible after completion of the Offer, in public materials of Barclays, the ABN AMRO shield logo shall be used alongside the Barclays name. The Parties will cooperate to agree the branding of the businesses of the Combined Group, taking into account the markets in which such businesses operate and the interests of customers and other stakeholders. The ABN AMRO shield logo will be incorporated into business unit branding in due course consistent with the branding approach described above.

4.	RECOMMENDATION

4.1
ABN AMRO confirms that, because the ABN AMRO Boards consider that the Offer is in the best interest of ABN AMRO, the ABN AMRO Boards have unanimously resolved to (i) approve the entering into of this Merger Protocol and (ii) recommend the Offer for acceptance to the shareholders of ABN AMRO in exchange for the Consideration Shares, the Convertible Share Consideration, or the DR Pref Consideration, as the case may be and (iii) recommend that shareholders of ABN AMRO vote in favour of the resolutions to be proposed at the ABN AMRO Shareholders Meeting as described in Clause 7.4 below (the “ABN AMRO Boards Recommendation”).

4.2
Subject to Clause 12.2 and the need to observe their fiduciary duties, and act accordingly as contemplated in Clause 14, none of the members of the ABN AMRO Boards shall (i) withdraw, modify, amend or qualify the unanimous recommendation by the ABN AMRO Boards as set out in Clause 4.1 and shall not make any contradictory Public Statements as to their position with respect to the Offer (including without limitation by way of statements concerning any Alternative Proposal relating to ABN AMRO, as defined in Clause 11.2) or (ii) fail to announce or reaffirm their unanimous recommendation in accordance with Clause 12.2.5 or Clause 19.3 unless ABN AMRO or Barclays has terminated this Merger Protocol in accordance with Clause 13, Clause 14 or Clause 19. The sole remedy for breach of this Clause 4.2 is set forth in Clause 19.4 and 19.6.

4.3
Barclays confirms that, because the Barclays Board considers that the Merger is in the best interests of Barclays, the Barclays Board has unanimously resolved to (i) approve the entering into of this Merger Protocol and (ii) recommend that shareholders of Barclays vote in favour of the resolutions to be proposed at the Barclays Shareholders Meeting as described in Clause 1.10 above (the “Barclays Board Recommendation”).

4.4
Subject to the need to observe their fiduciary duties, and act accordingly as contemplated in Clause 13, none of the members of the Barclays Board shall (i) withdraw, modify, amend or qualify the unanimous recommendation by the Barclays Board as set out in Clause 4.3 and shall not make any contradictory Public Statements as to their position with respect to the Offer (including without limitation by way of statements concerning any Proposal in relation to Barclays, as defined in Clause 11.9) or (ii) fail to reaffirm its unanimous recommendation in accordance with Clause 19.4, unless Barclays or ABN AMRO has terminated this Merger Protocol in accordance with Clause 13, Clause 14 or Clause 19. The sole remedy for breach of this Clause 4.4 is set forth in Clause 19.5 and 19.7.

4.5
The Parties agree that the Announcement, the Offer Document, the Prospectus, the Class 1 Circular, the Registration Statement, Schedule TO and Schedule 14D-9 will state that the ABN AMRO Boards unanimously recommends the Offer and that the Barclays Board unanimously recommend the Offer, subject to such recommendations not having been withdrawn in accordance with the terms of this Merger Protocol.

5.	PRE-OFFER CONDITIONS

5.1
Subject to compliance with the Merger Rules, Barclays shall make the Offer (het bod uitbrengen), as soon as practicable after the fulfilment or waiver by either or both Barclays or ABN AMRO, as the case may be, of the conditions precedent set out in Schedule 1 below (the “Pre-Offer Conditions”), but no later than 10 (ten) Business Days thereafter, such date being the “Commencement Date”.

5.2
The Pre-Offer Conditions in Clauses 1.1, 1.2, 1.3, 1.5 (in relation to (i) under the definition of Frustrating Action and in relation to (ii) and (iii) under such definition to the extent relating to any member of the ABN AMRO Group),1.6(i), 1.9, 1.10, 1.15, 1.17, 1.23, 1.27 and 1.28 of Schedule 1 are for the benefit of Barclays and may be waived by Barclays (either in whole or in part) at any time by written notice to ABN AMRO. The Pre-Offer Conditions in Clauses 1.4, 1.5 (in relation to (ii) and (iii) under the definition of Frustrating Action to the extent relating to any member of the Barclays Group), 1.6(ii), 1.11, 1.16, and 1.24 of Schedule 1 are for the benefit of ABN AMRO and may be waived by ABN AMRO (either in whole or in part) at any time by written notice to Barclays. The Pre-Offer Conditions in Clauses 1.7, 1.8, 1.12, 1.13, 1.14, 1.18 to 1.22 (inclusive), 1.25 and 1.26 of Schedule 1, are for the benefit of both Barclays and ABN AMRO, and may be waived (either in whole or in part) by either Party subject to agreement in writing from other Party except that Barclays shall only require the agreement of ABN AMRO to waive the Pre-Offer Conditions in Clauses 1.7 and 1.8 of Schedule 1 to the extent that the Pre-Offer Conditions in question relate to requirements applicable to members of the ABN AMRO Group or if the failure to fulfill the Pre-Offer Conditions in question would reasonably be expected to materially and adversely affect the ABN AMRO Group taken as a whole or the achievement of the Parties' objectives set forth in Clause 3.1 and 3.2, and furthermore except that Barclays and/or ABN AMRO shall have the ability to waive the Pre-Offer Condition in Clause 1.26 in Schedule 2 in accordance with their rights under Clause 6.2 to waive the respective Offer Conditions set out in Schedule 2 if any become incapable of fulfilment). If any Pre-Offer Condition becomes permanently incapable of fulfillment, and this is caused as a result of a breach of this Merger Protocol (other than a non-intentional (niet-opzettelijke) breach) by any Party for whose benefit the Pre-Offer Condition is expressed to be agreed, such Pre-Offer Condition shall be deemed to be waived by such Party, whereupon the ability to waive or invoke such Pre-Offer Condition shall pass to the other Party. The Parties will notify each other forthwith of any facts or circumstances that they become aware might reasonably be expected to cause non-fulfillment of any Pre-Offer Condition.

5.3
Subject to the provisions of this Merger Protocol, each of the Parties undertakes to use its reasonable endeavours to procure the fulfilment of the Pre-Offer Conditions as soon as reasonably practicable. Without prejudice to the generality of the foregoing and subject to the provisions of Clauses 8 and 9 below, each of the Parties will make the notifications, filings or applications required by the Pre-Offer Conditions and will use its best efforts to procure that all such information as is reasonably requested by the relevant authorities in connection with such applications and notifications is provided as promptly as practicable.

5.4
In the event either Party considers that all Pre-Offer Conditions have been fulfilled or waived, such Party shall give written notice thereof to the other Party, stating that the Pre-Offer Conditions that are for the sole or joint benefit of such Party are fulfilled or have been waived. Unless the other Party responds within 3 (three) Business Days in writing stating, in detail and supported by documents where possible, which of the Pre-Offer Conditions that are for the sole or joint benefit of such Party has not been fulfilled or waived (“Notice of Disagreement”), Barclays shall within 10 (ten) Business Days from the first mentioned notice proceed with the Offer as envisaged in Clause 5.1. For the avoidance of doubt, there is no obligation for either Party to confirm to the other Party that any Pre-Offer Conditions that are for the sole or joint benefit of such Party, are fulfilled (if such is, in its reasonable determination, not the case) or will be waived (unless such Party expressly agrees to do so).

5.5
In the event that Barclays waives any Pre-Offer Condition that is for its sole benefit in accordance with the terms of this Merger Protocol, Barclays may decide in its discretion to include such Pre-Offer Condition in the Offer Conditions, as appropriate. In such case, the relevant Offer Condition shall be for the benefit of Barclays. In the event that ABN AMRO waives any Pre-Offer Condition that is for its sole benefit in accordance with the terms of this Merger Protocol, ABN AMRO may decide in its discretion to include such Pre-Offer Condition in the Offer Conditions, as appropriate. In such case, the relevant Offer Condition shall be for the benefit of ABN AMRO. In the event that the Parties jointly waive any Pre-Offer Condition that is for their joint benefit in accordance with the terms of this Merger Protocol, the Parties may decide to include such Pre-Offer Condition in the Offer Conditions, as appropriate. In such case, the relevant Offer Condition shall be for the benefit of both Parties.

5.6
If a Party has sent a Notice of Disagreement to the other Party in accordance with Clause 5.4, the other Party shall reply within 3 (three) Business Days in writing thereto stating, in detail and supported by documents where possible, the reasons why the Pre-Offer Conditions identified by the other Party have been fulfilled or waived (“Counter-Notice of Disagreement”). Either Party shall be entitled upon lapse of 6 (six) Business Days from the Notice of Disagreement to submit the dispute in writing, with copy to the other Party, to a binding advisor to be agreed upon between the Parties within 2 (two) weeks after signing of this Merger Protocol (“Binding Advisor”) who shall settle the matter by way of a binding advice (bindend advies) under articles 7:900 and further of the Dutch Civil Code and in accordance with the Terms Binding Advisor as set forth in Schedule 7 (“Binding Advice”). If the agreed Binding Advisor is not available to act as Binding Advisor or if the Parties fail to reach agreement on the identity of the Binding Advisor within 2 (two) weeks after signing of this Merger Protocol, the President of the London Court of International Arbitration (“LCIA”) shall appoint a Binding Advisor. The Binding Advisor shall decide as binding advisor, not as arbitrator. The Parties shall fully cooperate with the Binding Advisor and shall provide him promptly with all information that he reasonably requires. The Binding Advice shall be rendered within 10 (ten) Business Days after the dispute having been referred to the Binding Advisor or such shorter or longer time as the Parties agree, such agreement not to be unreasonably withheld or delayed. If agreed by the Parties to be appropriate due to the relevant circumstances, the Parties agree to accelerate the process set out in this Clause 5.6 in order to resolve the issue as quickly as possible. The Binding Advice shall be final and binding upon the Parties and each of Barclays and ABN AMRO shall fully comply with the Binding Advice and the content thereof. Barclays and ABN AMRO shall each pay one half of the Binding Advisor's costs or as the Binding Advisor may determine.

5.7
If in relation to a dispute on the fulfilment or waiver of the Pre-Offer Condition in Clause 1.3 of Schedule 1 (no ABN AMRO Material Adverse Change), the Binding Advisor has not reached a decision within 10 (ten) Business Days after the dispute having been referred to the Binding Advisor or such shorter or longer time as agreed by the Parties, then an ABN AMRO Event shall be deemed to constitute an ABN AMRO Material Adverse Change if the event or circumstance has the effect of a fall in the ABN AMRO Ordinary Share price as reported on Eurolist by Euronext Amsterdam N.V. of at least 20 percentage points relative to the movement of the MSCI EUROPE/Banks Index (a “Material Decrease”). This Clause applies mutatis mutandis to a dispute on the fulfilment or waiver of the Pre-Offer Condition in Clause 1.4 of Schedule 1 (no Barclays Material Adverse Change) in relation to an Barclays Event, whereby for such purpose the share prices of Barclays Shares as reported on the Official List of the London Stock Exchange shall be taken into account and compared to the remainder of MSCI EUROPE/Banks Index. For the avoidance of doubt, this Clause shall not prejudice or influence in any way the ability of the Binding Advisor to conclude that there is a ABN AMRO Material Adverse Change or Barclays Material Adverse Change, as the case may be for whatever reason the Binding Advisor may deem appropriate. Equally, without prejudice to the above provisions, this Clause shall not prejudice or influence the ability of Barclays or ABN AMRO to assert that there has been a ABN AMRO Material Adverse Change or Barclays Material Adverse Change in the absence of a Material Decrease.

6.	OFFER CONDITIONS

6.1
The obligation of Barclays to declare the Offer unconditional (gestand te doen) shall be subject to the conditions precedent (the “Offer Conditions”) set out in Schedule 2 being fulfilled or waived, as the case may be, as of the Closing Date, or the Postponed Closing Date.

6.2
The Offer Conditions in Clauses 1.1, 1.2, 1.3, 1.5, (in relation to (i) under the definition of Frustrating Action and in relation to (ii) and (iii) under such definition to the extent relating to any member of the ABN AMRO Group), 1.6(i), 1.11, 1.17 and 1.20 of Schedule 2 are for the benefit of Barclays and may be waived by Barclays (either in whole or in part) at any time by written notice to ABN AMRO. The Offer Conditions in Clauses 1.4, 1.5 (in relation to (ii) and (iii) under the definition of Frustrating Action to the extent relating to any member of the Barclays Group), 1.6(ii) and 1.18 of Schedule 2 are for the benefit of ABN AMRO and may be waived by ABN AMRO (either in whole or in part) at any time by written notice to Barclays. The Offer Conditions in Clauses 1.7 to 1.10 (inclusive), 1.12 to 1.16 (inclusive) and 1.19 of Schedule 2 are for the benefit of both Barclays and ABN AMRO, and may be waived (either in whole or in part) by either Party subject to agreement in writing from the other Party (except that Barclays shall only require the agreement of ABN AMRO to waive the Offer Conditions in Clauses 1.7 or 1.8 of Schedule 2 to the extent that the Offer Conditions in question relate to requirements applicable to members of the ABN AMRO Group or if the failure to fulfill the Offer Conditions in question would reasonably be expected to materially and adversely affect the ABN AMRO Group taken as a whole or the achievement of the Parties' objectives set forth in Clause 3.1 and 3.2) . If any Offer Condition becomes permanently incapable of fulfillment and this is caused as a result of a breach of this Merger Protocol (other than a non-intentional (niet-opzettelijke) breach by a Party for whose benefit the Offer Condition is expressed to be agreed, such Offer Condition shall be deemed to be waived by such Party by written notice from the other Party whereupon the ability to waive such Offer Condition shall pass to that other Party. The Parties will notify each other forthwith of any facts or circumstances which they become aware might reasonably be expected to cause non-fulfillment of any Offer Condition.

6.3
Subject to the provisions of this Merger Protocol, each of the Parties undertakes to use its reasonable endeavours to procure the fulfilment of the Offer Conditions as soon as reasonably practicable. Without prejudice to the generality of the foregoing and subject to the provisions of Clauses 8 and 9 below, each of the Parties will to the extent not completed in accordance with Clause 5.3 make the notifications, filings or applications required by the Offer Conditions and will use its best efforts to procure that all such information as is reasonably requested by the relevant Competent Authorities in connection with such applications and notifications is provided as promptly as practicable.

6.4
A waiver by Barclays of the Offer Condition in 1.1 of Schedule 2 (Minimum Acceptance Conditions) will require approval of the Supervisory Board in the event the tendered ABN AMRO Shares, together with the ABN AMRO Shares already held by

Barclays at the Closing Date, or, as the case may be, at the Postponed Closing Date would represent less than 50% (fifty per cent.) plus one of the voting rights represented by ABN AMRO's issued and outstanding share capital and would represent less than 50% (fifty per cent.) plus one of the Ordinary Shares in ABN AMRO's issued and outstanding ordinary share capital (excluding any Ordinary Shares held by ABN AMRO or its subsidiaries).

6.5
Delivery of the tendered ABN AMRO Shares will take place against delivery of the Consideration Shares, the Convertible Share Consideration, or the DR Pref Consideration, as the case may be, subject to the Offer having been declared unconditional (gestand gedaan). The Offer may be structured such that settlement of the Offer may take place in two stages, under which first delivery of the ABN AMRO Shares takes place against delivery of some other securities, which securities, upon delivery, are immediately as a second stage delivered against delivery of the Consideration Shares, Convertible Share Consideration or the DR Pref Consideration, as the case may be. Settlement is expected to occur on the date which is the fifth Business Day after the Offer has been declared unconditional (gestand gedaan). The date on which Settlement will take place shall be the “Settlement Date”. Delivery of ABN AMRO Shares tendered in any post-acceptance period (na-aanmeldingstermijn) will take place subject to the terms of any post-acceptance period, but no later than the fifth Business Day after the results of the post-acceptance period have been publicly announced.

6.6
If any of the Offer Conditions set out under 1.7 to 1.8 in Schedule 2 (Regulatory Approvals and Consents) is not fulfilled by the Closing Date, and all other Offer Conditions have been fulfilled or duly waived by Barclays, Barclays shall, to the extent it is permitted by applicable law and regulations, extend the acceptance period with a period that shall be reasonably determined by Barclays, taking into account applicable laws and regulations and after having duly consulted ABN AMRO and taken into account all reasonable suggestions and representations made by ABN AMRO.

6.7
In the event either Party considers that all Offer Conditions have been fulfilled or waived on the Closing Date or the Postponed Closing Date, such Party shall give written notice (also by fax and email) thereof to the other Party as soon as possible on the Closing Date or the Postponed Closing Date. Such written notice shall be sent simultaneously (also by fax and email) to the Binding Advisor. The other Party may respond no later than the following Business Day before midday Amsterdam time in writing (also by fax and email) stating, in detail and supported by documents where possible, which of the Offer Conditions that are for the sole or joint benefit of such Party has not been fulfilled or waived (Notice of Disagreement). The Notice of Disagreement shall be sent simultaneously (also by fax and email) to the Binding Advisor. Should the other Party not respond within such time, Barclays shall declare the Offer unconditional.

6.8	Parties shall be prepared to hold a conference with the Binding Advisor on the same day as the day on which the Notice of Disagreement has to be submitted or at any other time if so requested by the Binding Advisor. The Binding Advisor shall settle the matter by way of a binding advice (bindend advies) under articles 7:900 and further of the Dutch Civil Code and in accordance with the Terms of Binding Advisor as set forth in Schedule 7. The Binding Advisor shall decide as binding advisor, not as arbitrator. The Parties shall fully cooperate with the Binding Advisor and shall provide him promptly with all information, which he reasonably requires. The Binding Advice shall be rendered as soon as possible after the dispute has been referred to the Binding Advisor and in any event no later than midday Amsterdam time on the Business Day before the last date on which Barclays is permitted under applicable law to announce whether or not it extends the Offer or, in case Barclays has not extended the Offer, midday Amsterdam time on the Business Day before the last date on which Barclays is permitted to announce whether or not it declares the Offer unconditional (gestand doen). The Binding Advice shall be final and binding upon the Parties and each of Barclays and ABN AMRO shall fully comply with the Binding Advice and the content thereof. Barclays and ABN AMRO shall each pay one half of the Binding Advisor's costs or as the Binding Advisor may determine.

6.9
If in relation to a dispute on the fulfilment or waiver of the Offer Conditions in Clause 1.3 of Schedule 2 (No ABN AMRO Material Adverse Change) or Clause 1.4 of Schedule 2 (No Barclays Material Adverse Change), the Binding Advisor has not reached a decision at the earlier of (i) expiry of 10 (ten) Business Days following submission of the dispute to the Binding Advisor; and (ii) midday Amsterdam time on the Business Day before the last date on which Barclays is permitted under applicable law to announce whether or not it extends the Offer or, in case Barclays has not extended the Offer, midday Amsterdam time on the Business Day before the last date on which Barclays is permitted to announce whether or not it declares the Offer unconditional (gestand doen), the provisions of Clause 5.7 shall apply mutatis mutandis.

7.	UNDERTAKINGS AND INTERIM PERIOD

7.1

(a)
As of the date of this Merger Protocol until the earliest of (i) the Settlement Date and (ii) the date on which this Merger Protocol is terminated in accordance with Clause 19 (the “Interim Period”), subject to the applicable competition laws, each Party shall conduct its and its Group's business and operations in the ordinary and usual course of business consistent with best practice, use its reasonable endeavours to preserve intact its business organisation and assets and maintain its rights, franchises and authorisations and its existing relations with customers, employees, suppliers, business associates, and governmental authorities, and refrain from taking any action which may be reasonably expected to impair its ability to perform its obligations under this Merger Protocol or to consummate the transactions contemplated hereby except for any actions taken by either Party or any member of its Group: (i) as required by applicable law or by any competent court, regulatory authority or stock exchange; (ii) to fulfil a contractual obligation existing as at the date of this Merger Protocol; or (iii) as a result of or arising out of the entering into of this Merger Protocol and the transactions contemplated hereby, in the case of any material obligation referred to in either (ii) or (iii) to the extent fairly disclosed in the most recent published annual accounts of the Party concerned or by a later stock exchange announcement by that Party or otherwise in writing before the execution of this Merger Protocol by the Party affected to the other Party.

(b)
Furthermore, during the Interim Period, subject to the applicable competition laws, without the prior written consent of the other Party, which shall not unreasonably be withheld or delayed, each Party shall refrain from taking any of the actions, and it shall procure that the companies within its Group (in the case of any such companies which are not wholly-owned, only to the extent the Party concerned is able so to procure) shall refrain from taking any of the actions, set out in Schedule 3, except for any actions taken by either Party or any member of its Group (i) as required by applicable law or by any competent court, regulatory authority or stock exchange; or (ii) to fulfil a contractual obligation existing as at the date of this Merger Protocol; or (iii) as a result of or arising out of the entering into of this Merger Protocol and the transactions contemplated hereby (including but not limited to the establishment of any intermediate holding company), in the case of any material obligation referred to in either (ii) or (iii) to the extent fairly disclosed in the most recent published annual accounts of the Party concerned or by a later stock exchange announcement by that Party or otherwise in writing before the execution of this Merger Protocol by the Party affected to the other Party. For the purposes of this Clause 7.1(b), it is agreed that pension scheme trustees acting in such capacity (and their agents) are not members of a Party’s Group.

(c)
ABN AMRO agrees that, in respect of transactions of its Group in the Interim Period involving risk transfers for capital and risk management purposes and in respect of subordinated capital instruments including either or both tier one and tier two securities, such transactions must comply with the rules of the UK Financial Services Authority (FSA) as set out in the FSA Handbook in addition to the similar Dutch rules provided that this does not apply to any such transactions which are being prepared on the date of this Merger Protocol.

7.2
Notwithstanding Clause 7.1, ABN AMRO may without the prior approval of Barclays continue its asset disposal programme (the “ABN AMRO Programme”) during the Interim Period subject to the following conditions:

(a)
Subject to Clause 7.17, ABN AMRO may progress to signing and completion of any disposals of assets, undertakings and businesses (each a “Disposal”) under the ABN AMRO Programme that have been fairly disclosed to Barclays in writing prior to the execution of this Merger Protocol;

(b)
ABN AMRO may as part of the ABN AMRO Programme initiate Disposals, provided that (i) the individual value of any such Disposal by reference to the gross sale proceeds received by ABN AMRO or any other member of the ABN AMRO Group does not exceed EUR 500 million, and that (ii) the aggregate value of any such Disposals determined as above under (i), does not exceed EUR 2.5 billion;

(c)	In relation to any Disposal within (a) or (b) above, any such Disposal must be entered into on an at arms' length basis and at the best market price available;

(d)
In relation to any Disposal within (a) above, with an individual value of more than EUR 500 million and, in relation to any Disposal within (b) above with an individual value of more than EUR 500 million for which Barclays has given its prior approval, a fairness opinion addressed to ABN AMRO shall be issued by an independent reputable international investment bank;

(e)
In relation to any Disposal within (a) or (b) above, and subject to any applicable law, regulations, any rule of any relevant stock exchange any governmental authority or other authority with relevant powers or court order, ABN AMRO shall give Barclays as soon as possible but at least 2 (two) Business Days' notice in writing of any proposed agreement or public announcement of any such Disposal and shall take into account any reasonable requests from Barclays in relation to any such public announcement; and

(f)	ABN AMRO shall keep Barclays fully informed of progress in relation to any Disposal under negotiation or any proposed Disposal under the ABN AMRO Programme.

7.3
Notwithstanding Clause 7.1, Barclays may without the prior approval of ABN AMRO enter into disposals or acquisitions of assets, undertakings and businesses (each, a “Transaction”) during the Interim Period subject to the following conditions:

(a)	Barclays may progress to signing and completion of any Transactions that have been fairly disclosed to ABN AMRO in writing prior to the execution of this Merger Protocol;

(b)
Barclays may initiate Transactions, provided that (i) the individual value of any such Transaction by reference to the gross sale proceeds received by Barclays or any other member of the Barclays Group does not exceed EUR 500 million or the gross purchase price paid by Barclays or any other member of the Barclays Group does not exceed EUR 500 million, as the case may be, and that (ii) the aggregate value of any disposals as above under (i), does not exceed EUR 2.5 billion; and that (iii) the aggregate value of any acquisitions as above under (i), does not exceed EUR 2.5 billion.

(c)	In relation to any Transaction within (a) or (b) above, any such Transaction must be entered into on an at arms' length basis and, in relation to disposals, at the best market price available;

(d)
In relation to any Transaction within (a) above, with an individual value of more than EUR 500 million and, in relation to any Transaction within (b) above with an individual value of more than EUR 500 million for which ABN AMRO has given its prior approval, a fairness opinion addressed to Barclays shall be issued by an independent reputable international investment bank;

(e)
In relation to any Transaction within (a) or (b) above, and subject to any applicable law, regulations, any rule of any relevant stock exchange any governmental authority or other authority with relevant powers or court order, Barclays shall give ABN AMRO as soon as possible but at least 2 (two) Business Days' notice in writing of any proposed agreement or public announcement of any such Transaction and shall take into account any reasonable requests from ABN AMRO in relation to any such public announcement; and

(f)	Barclays shall keep ABN AMRO fully informed of progress in relation to any Transaction under negotiation or any proposed Transaction.

7.4
On or prior to the Commencement Date, ABN AMRO shall send a notice to convene the ABN AMRO Shareholders' Meeting held not later than 8 (eight) days prior to the Closing Date in order to, inter alia, (i) provide its shareholders with required information concerning the Offer in accordance with applicable laws and regulations and (ii) if so requested by Barclays, propose to the shareholders to resolve to approve any amendments to ABN AMRO's articles of association that are agreed between the Parties and the proposed appointments of the Nominated Individuals to the ABN AMRO Boards subject to and with effect as of the time the Offer is declared unconditional. If Barclays does not request ABN AMRO to propose such resolution to the ABN AMRO Shareholders' Meeting to be held during the initial acceptance period, ABN AMRO shall undertake with Barclays to effect such steps as soon as possible following the time the Offer is declared unconditional, on terms reasonably satisfactory to Barclays.

7.5
Subject to applicable laws and regulations, Clause 15 and the reasonable belief of the Parties, after having considered the advice of outside legal counsel, that such action may materially prejudice an application required to be made in connection with the Offer to a Competent Competition Authority, and with full understanding and recognition of their respective confidentiality obligations, for the duration of the Interim Period, each Party undertakes to: (i) allow the other Party and its advisors reasonable access to its directors, board members, certain senior employees as agreed by both Parties, information, documentation and advisors as may be reasonably requested by the other Party in connection with the Offer and any post-Offer integration planning (except in respect of any event or circumstance which a Party would be required to notify to the other Party pursuant to Clause 11); (ii) furnish the other Party and its advisors as soon as such is available with regular updates on financial results and developments material to its Group; and (iii) provide, and use reasonable endeavours to cause its respective directors, officers, employees, outside legal counsel, accountants and financial advisors to provide promptly, such customary assistance as may be reasonably requested by the other Party in connection with any financing or regulatory compliance obligations which may be affected by the matters contemplated hereby, including, without limitation, providing customary legal opinions, disclosure letters, comfort letters, consents, certifications, certificates and other documents or information, in each case in form and substance reasonably satisfactory to the other Party. No investigation by any Party of the business and affairs of the other Party, pursuant to this Clause or otherwise, will affect or be deemed to modify or waive any covenant or agreement in this Merger Protocol, or the Pre-Offer Conditions or Offer Conditions.

7.6	Barclays and ABN AMRO shall during the Interim Period:

7.6.1
consult each other and cooperate in respect of any relevant matters in pursuance of the Offer, including without limitation on publicity and public relations, and the resolution of any change of control issues triggered by the Offer and the change of control contemplated thereby, subject to the terms and provisions of this Merger Protocol; and

7.6.2
subject to the provisions of Clause 11, notify each other promptly (and supply copies of all relevant information) of any event or circumstance it may become aware of and which could reasonably be expected to (i) have a significant impact on the fulfilment of the Pre-Offer Conditions and/or the Offer Conditions or (ii) prejudice the success of the Offer or (iii) to cause or constitute a material breach of any covenants or agreements contained herein, provided that any delay in or absence of such notification by Barclays shall not prejudice any of Barclays rights under or pursuant to this Merger Protocol and that any delay in or absence of such a notification by ABN AMRO shall not prejudice any of ABN AMRO's rights under or pursuant to this Merger Protocol.

7.7
The Parties agree for the benefit of, and to be enforced or waived by Barclays only, that they shall use their reasonable endeavours to obtain, prior to the Commencement Date, irrevocable undertakings for the benefit of Barclays from any holder of Ordinary Shares or DR Prefs that holds more than 3% (three per cent.) of the Ordinary Shares or more than 3% (three per cent.) of the DR Prefs to tender such securities in the Offer.

7.8
ABN AMRO shall take all steps reasonably necessary to ensure that the Stichting Administratiekantoor Preferente Financieringsaandelen ABN AMRO (the “Foundation”) enters into the irrevocable agreement described in Paragraph 1.2 of Schedule 1 as soon as reasonably practicable following the date of this Merger Protocol, and shall consult with Barclays in relation to all such steps and the content of all communications with the Foundation, and shall provide Barclays with the opportunity to participate in all discussions with the Foundation with a view to achieving the above objective.

7.9
ABN AMRO shall cause all members of the ABN AMRO Boards who hold, directly or indirectly, or who are the beneficial owners of one or more ABN AMRO Shares, to as soon as possible after the date of this Merger Protocol, irrevocably undertake with Barclays to tender any such ABN AMRO Shares held, to be held or beneficially owned or to be beneficially owned by them to Barclays under the terms and conditions of the Offer, subject to the ABN AMRO Boards Recommendation not having been revoked, except to the extent a member of the ABN AMRO Boards has already irrevocably undertaken with Barclays to do so on terms acceptable to Barclays. Barclays shall cause all members of the Barclays Board who hold, directly or indirectly, one or more Barclays Shares, to cast the votes attached to those shares in favour of the resolution to be proposed at the Barclays Shareholders' Meeting, subject to the Barclays Board Recommendation not having been revoked.

7.10	ABN AMRO confirms to Barclays that, other than the Conversion Rights, there are no rights or entitlements to subscribe for or convert into any securities in the capital of ABN AMRO.

7.11
The Parties agree that, in the ABN AMRO Employee Share Plans, insofar as the Rules refer in any section on takeovers to a Relevant Event meaning a tender offer for ABN AMRO's Ordinary Shares, this means the Offer being declared unconditional (gestanddoening) and not the making of the Offer.

The Parties shall seek to agree prior to Commencement Date on an offer to be made by Barclays to exchange all subsisting awards and options under the ABN AMRO Employee Share Plans with new awards and options over Barclays shares on terms satisfying the requirements of the relevant ABN AMRO Employee Share Plan(s). Barclays will consult with ABN AMRO prior and in relation to the making of such offer and shall take into account any reasonable requests or suggestions that ABN AMRO makes in this regard.

If the Parties fail to reach agreement in respect of such offer prior to Commencement Date, each of the Supervisory Board, the Management Board and the corporate body or committee with authority with respect to the ABN AMRO Employee Share Plans may exercise at its discretion any authority it may have under the ABN AMRO Employee Share Plans (i) to cancel any awards or options in return for a cash payment to the holders of such awards or options, or to accelerate vesting following a change in control of ABN AMRO and (ii) to resolve that any award or option granted under the ABN AMRO Employee Share Plans may become vested and exercisable as a result of the Offer, provided that subsisting awards or options that may in accordance with the Rules be pro-rated are so pro-rated (on a time and/or performance basis) and provided that in the event that the discretion to satisfy any awards in cash is exercised, the total cash amount to be settled shall not exceed EUR 250 million.

For the purposes of this sub-clause, the “ABN AMRO Employee Share Plans” means the ABN AMRO Key Staff Stock Option Plan, the ABN AMRO Top Executive Stock Option Plan, the ABN AMRO Performance Share Plan, the ABN AMRO Share Investment and Matching Plan, the ABN AMRO UK Approved Stock Option Plan, the

ABN AMRO Global Key Employee Retention Plan, the ABN AMRO Key Employee Equity Programme with Co-Investment Plan, the ABN AMRO Key Employee Equity Programme with Co-Investment Plan 2005, the ABN AMRO Asset Management Key Employee Retention Plan with Co-Investment Plan 2005, the ABN AMRO Asset Management Key Employee Retention Plan with Co-Investment, the ABN AMRO BU Brazil Long Term Incentive Plan, the ABN AMRO BU North American Long Term Incentive Plan, and any other employee share plan or long term incentive plan adopted or implemented by ABN AMRO, and the “Rules” means the rules under the ABN AMRO Employee Share Plans.

7.12	The Preliminary Transaction Agreement is hereby terminated, without prejudice to any accrued rights and obligations thereunder up to termination of the Preliminary Transaction Agreement.

7.13
Each Party undertakes not to, directly or indirectly trade in, or in any way encourage any other party to trade in, any shares or other securities of the other Party or any derivative products related to any such shares or other securities or any interests in any of them, as long as it has price sensitive information except for any actions in the ordinary course of each Party's respective investment banking, stockbroking or asset or fund management businesses, provided, however, that such actions do not result nor could result in a breach of any applicable law or regulations with respect to abuse of price sensitive information in any jurisdiction, including without limitation, Dutch, United Kingdom and United States insider trading and antifraud rules.

7.14
Barclays agrees that it will not cast the votes attached to any ABN AMRO Shares acquired by it for its own account (i.e. outside of the ordinary course of its investment banking, stockbroking, asset or fund management businesses) after the date of this Merger Protocol (i) in favour of any shareholders' resolutions in connection with an offer by Barclays for all of the ABN AMRO Shares which is not or no longer recommended by the ABN AMRO Boards or (ii) against any shareholders' resolutions in connection with a Competing Offer (as defined in Clause 12) which is recommended by the ABN AMRO Boards.

7.15
The Parties will inform, in accordance with the Merger Code, the Unions in writing (unless agreed otherwise) on (a) the reasoning behind the Offer and the Merger; (b) the intentions with respect to the future business strategy, the related social, economic and legal consequences of the Offer and the Merger; and (c) any intended measures that will be taken in this respect. During a meeting, the Unions will subsequently be given the opportunity to discuss the timing and manner of informing ABN AMRO Group's employees. The Parties will also cooperate fully and coordinate in relation to informing and, to the extent legally required obtaining advice from, their respective works councils of the Offer and the Merger.

7.16
Barclays will extend the Offer into the United States, subject to applicable laws and regulations. ABN AMRO will use its reasonable endeavours and co-operate with Barclays, to determine whether persons resident in the United States together beneficially hold less than 40% (forty per cent.) of the outstanding ABN AMRO

Shares, excluding ABN AMRO Shares held by any person that beneficially holds more than 10% (ten per cent.) of the outstanding Ordinary Shares. ABN AMRO will share with Barclays the results of such inquiries. ABN AMRO agrees that it will confirm to Barclays that in accordance with the applicable provisions in the Exchange Act and rules and regulations promulgated by the SEC thereunder, it has properly conducted such inquiries with the aim to correctly and accurately establish the number and percentage of outstanding ABN AMRO Shares beneficially held by persons resident in the United States.

7.17	The Parties have reached the following agreement in relation to LaSalle:

7.17.1	The Parties envisage that ABN AMRO will sell LaSalle and complete such sale prior to the Commencement Date.

7.17.2
ABN AMRO has entered into the LaSalle Agreement and agrees that, for so long as it shall not have been terminated, it will keep Barclays fully and promptly informed of the progress of the transaction contemplated by such agreement and further agrees not, without the prior written approval of Barclays (such approval not to be unreasonably withheld or delayed) to amend or vary such agreement in any material respect or waive any of its material rights thereunder or agree to do any of the same. Should the LaSalle Agreement be terminated without completion of the LaSalle Transaction, ABN AMRO will, after due consultation with Barclays, appoint an appropriate financial advisor to assist with the process to find an alternative buyer for LaSalle. Such process shall include the goal of achieving the highest possible price for the sale, taking into account all relevant considerations such as the suitability of the potential bidders and the time to completion of the regulatory process in the United States. ABN AMRO shall, keep Barclays reasonably informed of progress on this proposed transaction and provide Barclays with copies of all material documents relating to the potential sale and in advance of (i) the publication of any sale materials, (ii) any key decision or (iii) the issue of any material correspondence, duly consult with Barclays and take into account all reasonable comments and representations it may make. The final terms of any sale shall be subject to the prior written approval of Barclays (such approval not to be unreasonable withheld). If ABN AMRO enters into a Sale Contract it agrees that, for so long as it shall not have been terminated, it will keep Barclays fully and promptly informed of the progress of the transaction contemplated by such agreement and further agrees not, without the prior written approval of Barclays (such approval not to be unreasonably withheld or delayed) to amend or vary such agreement in any material respect or waive any of its material rights thereunder or agree to do any of the same. The provisions of this sub-clause 7.17.2 are in addition to the provisions of Clause 7.2.

7.17.3	If the cash consideration actually received by ABN AMRO on completion of the LaSalle Agreement or on completion of a Sale Contract, in each case with such completion occurring prior to the Commencement Date, is less than US$ 21 billion, then the Ordinary Share Exchange Ratio and the related ADS Exchange Ratio will be adjusted in accordance with Schedule 5, on the basis that any such shortfall shall be deemed to be a Capital Return.

7.17.4
To the extent permissible under applicable laws and regulatory requirements, substantially all of the after tax proceeds received by ABN AMRO on completion of the LaSalle Agreement or on completion of a Sale Contract will be distributed to shareholders of the Combined Group following completion of the Offer on terms approved by the Barclays Board.

7.18	No member of the ABN AMRO Group shall tender any ABN AMRO Shares held by it into the Offer.

8.	REGULATORY APPROVALS

Promptly after the signing of this Merger Protocol, the Parties shall cooperate fully and shall respectively prepare and file (or where relevant procure that the relevant member of its Group prepares and files) with the Competent Regulatory Authorities any notifications, filings or applications that are necessary or, as agreed by the Parties, appropriate in any jurisdiction in connection with the Merger or the Offer, the proposed acquisition of any shares or other securities in, or control of, ABN AMRO or any member of the Group by Barclays or any member of the Barclays Group, the implementation of the Structuring Action and the operation of the Combined Group as contemplated in this Merger Protocol, including without limitation any applications for any Authorisations from the Competent Regulatory Authorities that are necessary or that one or both of the Parties have determined to be appropriate, appropriate in respect of such matters and any notifications, filings or applications to secure the expiry, lapse or termination of any waiting period relating thereto, and may supply to the Competent Regulatory Authorities any information which is reasonably requested by those authorities or required by applicable law in connection therewith.

9.	COMPETITION APPROVALS

9.1	Promptly after the signing of this Merger Protocol, the Parties shall cooperate fully and shall file jointly or individually, as required by applicable law (or where relevant procure that the relevant member of its Group file jointly or individually, as required by applicable law) with the Competent Competition Authorities any notifications, filings or applications that are necessary or, in the view of the Party subject to a notification requirement under the applicable laws following local counsel advice, appropriate in connection with the Merger or the Offer, the proposed acquisition of any shares or other securities in, or control of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, the implementation of the Structuring Action and the operation of the Combined Group as contemplated in this Merger Protocol, including without limitation any applications for any Authorisations from the Competent Competition Authorities that are necessary or, in the view of the Party subject to a notification requirement under the applicable laws following local counsel advice, appropriate in respect of such matters or notifications, filings or applications to secure the expiry, lapse or termination of any waiting period relating thereto, and shall supply the other Party or the Competent Competition Authorities any information which is reasonably requested by that Party or those authorities or required by applicable law in connection therewith.

9.2
The Parties shall take any and all provisional measures and actions reasonably requested by either Party, having taken into account the reasonable interests of the other Party, in order to enable prompt closing of the transactions contemplated by this Merger Protocol, provided that all such actions shall be conditioned on the occurrence of the Settlement Date.

10.	CONTACTS WITH COMPETENT AUTHORITIES

10.1
Further to Clauses 3, 7, 8 and 9 above, the Parties recognise that it is essential for the Parties to closely coordinate their approaches to, discussions with and notifications, filings and applications with and to, and applications for Authorisations from, the Competent Authorities. Therefore, each Party undertakes with the other Party that it shall:

(i)
continue discussing with the other Party in relation to an overview of the notifications, filings and applications with and to, and applications for Authorisations from, the Competent Authorities that the Parties believe are necessary or conducive to completing the Offer and the Merger, including any aspect thereof (the “Filings”), as well as the time required for preparing and submitting those Filings to the relevant Competent Authorities;

(ii)
keep the other Party reasonably informed of any discussions between such Party and its home state regulators (which, in relation to Barclays, shall mean the Competent Authorities in the United Kingdom and in relation to ABN AMRO, shall mean the Competent Authorities in the Netherlands (each a “Home State Regulator”)) in relation to the Offer, and engage in prior coordination with such other Party as to the timing, contents and manner of any discussions with its Home State Regulators in relation to the Offer to the extent such is reasonably deemed appropriate and conducive;

(iii)
keep the other Party reasonably informed of any discussions in relation to the Offer between such Party and its Competent Authorities in the United States (the “US Authorities”), and engage in prior coordination and consultation with such other Party as to: (i) the timing, contents and manner of any discussions in relation to the Offer with its US Authorities to the extent such is reasonably deemed appropriate and conducive; and (ii) as to the disclosure to its US Authorities of any Confidential Information;

(iv)
not approach or initiate discussions with any Competent Authority other than the respective Home State Regulators and the respective US Authorities (each, a “Remaining Competent Authority”) in relation to the Merger or the Offer, or any aspect thereof, and procure that its Representatives do not contact any Remaining Competent Authority in relation to the Merger or the Offer, or any aspect thereof without prior coordination with the other Party as to the timing, contents and manner of such approach or discussions, taking into account such other Party's reasonable requests, and (subject to Clause 16.6) obtain such other Party's prior written approval in relation to the disclosure to any Remaining Competent Authority of any Confidential Information provided by the other Party to such Party; and

(v)
promptly inform the other Party upon receiving, directly or indirectly, any communication, orally or in writing or in any other form, from any Remaining Competent Authority in relation to the Merger or the Offer, or any aspect thereof, and in particular upon receiving, directly or indirectly, any indication from any Remaining Competent Authority in relation to a fact or circumstance that will, or is reasonably expected to, adversely affect the ability of the Parties to complete the Merger or the Offer, or any aspect thereof, as envisaged by the Parties.

11.	EXCLUSIVITY Exclusivity Period

11.1
For the purposes of this Merger Protocol, the “Exclusivity Period” shall mean the period commencing on the date hereof and ending on the Completion Longstop Date, save in the event this Merger Protocol is terminated in accordance with Clause 19 in which case the Exclusivity Period shall end upon termination of this Merger Protocol.

Restrictions during the Exclusivity Period in respect of ABN AMRO

11.2
During the Exclusivity Period, ABN AMRO shall not and shall cause that none of its subsidiaries, or subsidiary undertakings, directly or indirectly, nor any of its or their subsidiaries' or subsidiary undertakings' directors, employees, affiliates, agents, or representatives shall, except as permitted pursuant to Clause 11.4, encourage, initiate, solicit, or enter into discussions or negotiations with, or provide any Confidential Information to, or enter into any agreement with, any third party with respect to the making of a bona fide unsolicited offer or a bona fide unsolicited proposal for the making of an offer for all or a substantial part of the issued share capital of ABN AMRO or for the whole or any material part of the undertaking, business, or assets of ABN AMRO Group or any bona fide unsolicited proposal involving the potential acquisition of a substantial interest of share capital, undertaking, or business assets in ABN AMRO or ABN AMRO Group, a merger, legal merger, consolidation or demerger involving ABN AMRO, material reorganisation or re-capitalisation of ABN AMRO, other than any action or matter falling in Clause 7.2 (an “Alternative Proposal”), except as disclosed by ABN AMRO to Barclays prior to the execution of this Merger Protocol. For the avoidance of doubt, following receipt by ABN AMRO of an Alternative Proposal or a bona fide unsolicited indication of interest in making an Alternative Proposal, ABN AMRO may have contacts with such third party to understand its contents, provided that ABN AMRO will comply with Clause 11.3. Subject to this Clause 11, ABN AMRO shall be allowed to continue discussions with a third party existing as at the date of this Merger Protocol, provided that it has notified Barclays thereof.

11.3
ABN AMRO will notify Barclays promptly (and in any event within 48 (forty eight) hours) if any communication, invitation, approach or enquiry, or any request for information, is received by ABN AMRO or any of its subsidiaries or undertakings or any of its or its subsidiaries' or subsidiary undertakings' directors, employees or affiliates directly or indirectly through its agents or representatives from any third party in relation to an Alternative Proposal, it being understood that ABN AMRO shall advise Barclays of the identity of such third party, the proposed consideration and the other principal terms of such Alternative Proposal, so as to enable Barclays to consider its position in light of such Alternative Proposal and to assess the (possible) effects of such Alternative Proposal on the Offer and the Offer's chances of success, and shall keep Barclays informed of any discussions or developments with respect to such Alternative Proposal. This Clause 11.3 shall apply equally to the activities disclosed by ABN AMRO to Barclays prior to the execution of this Merger Protocol in accordance with Clause 11.8.

11.4
In the event that a third party has communicated to ABN AMRO an Alternative Proposal and the ABN AMRO Boards conclude, acting in good faith and observing their fiduciary duties under applicable law, that such Alternative Proposal would be reasonably likely to constitute or develop into a Competing Offer as described in Clause 12.1. ABN AMRO shall promptly, but in any event within 12 (twelve) hours of reaching such conclusion, give written notice thereof to Barclays. After having given such notice, ABN AMRO may, subject to compliance with Clauses 11.4 to 11.7 (inclusive), engage in discussions or negotiations in relation to the Alternative Proposal with such third party and disclose Confidential Information to such third party. In the event a notice is sent in accordance with the immediately preceding sentence in relation to (i) ABN AMRO's intention to provide to a third party Confidential Information; or (ii) its intention to enter into negotiations with such third party or (iii) its intention to enter into any agreements with such third party, the notice will so specify.

11.5
Before engaging in discussions or negotiations with a third party regarding an Alternative Proposal or disclosing Confidential Information to a third party, each as contemplated in Clause 11.4, ABN AMRO shall first seek to enter into a confidentiality and standstill agreement with such third party on terms which are materially no less favourable to ABN AMRO than the terms of the Preliminary Transaction Agreement as it was entered into with Barclays. Except as otherwise provided for in this Merger Protocol, ABN AMRO undertakes to enforce its rights under any confidentiality and/or standstill agreement entered into by it and any third party in connection with an Alternative Proposal and ABN AMRO agrees not to waive any of its rights under any such confidentiality and/or standstill agreement without the prior written consent of Barclays, such consent not to be unreasonably withheld or delayed. Unless this Merger Protocol is terminated, where Confidential Information regarding ABN AMRO and its subsidiaries has been provided to any third party in relation to an Alternative Proposal which will not be proceeding, ABN AMRO shall promptly request the return or destruction of all such Confidential Information provided to any such persons on, prior to or after the execution of this Merger Protocol pursuant to the terms of any confidentiality agreements or otherwise.

11.6
Under no circumstances shall ABN AMRO provide to a third party any Confidential Information that it has not provided to Barclays unless ABN AMRO shall also and promptly provide such Confidential Information to Barclays.

11.7
By its acceptance of the terms of this Merger Protocol, ABN AMRO agrees that it will not enter into any break fee arrangement, incentive fee, cost compensation or any similar arrangement with any third party in connection with an Alternative Proposal, unless the procedures set out in Clause 12.2 have been completed.

11.8
By its acceptance of the terms of this Merger Protocol, ABN AMRO confirms that it is at the date of signing of this Merger Protocol not in negotiations, activities or discussions with any third party that may lead to an Alternative Proposal or a Competing Offer and nor has it been in any such negotiations, activities or discussions with any third party which it expects may be revived or re-commenced after the date hereof, except as fairly disclosed by ABN AMRO to Barclays prior to the execution of this Merger Protocol.

Restrictions during the Exclusivity period in respect of Barclays

11.9
During the Exclusivity Period, Barclays shall not and shall cause that none of its subsidiaries, or subsidiary undertakings, directly or indirectly, nor any of its or their subsidiaries' or subsidiary undertakings' directors, employees, affiliates, agents, or representatives shall, except as permitted pursuant to Clause 11.11, encourage, initiate, solicit, or enter into discussions or negotiations with, or provide any Confidential Information to, or enter into any agreement with, any third party with respect to the making of a bona fide unsolicited offer or bona fide unsolicited proposal for the making of an offer for all or a substantial part of the issued share capital of Barclays or for the whole or any material part of the undertaking, business or assets of Barclays Group or bona fide unsolicited any proposal involving the potential acquisition of a substantial interest of share capital, undertaking, business or assets in Barclays or Barclays Group, a merger, legal merger, consolidation or demerger involving Barclays, material reorganisation or re-capitalisation of Barclays, other than any action or matter falling in Clause 7.3 (a “Proposal in relation to Barclays”). For the avoidance of doubt, following receipt by Barclays of a Proposal in relation to Barclays or a bona fide unsolicited indication of interest in making a Proposal in relation to Barclays, Barclays may have contacts with such third party to understand its contents, provided that Barclays will comply with Clause 11.10.

11.10
Barclays will notify ABN AMRO promptly (and in any event within 48 (forty eight) hours) if any communication, invitation, approach or enquiry, or any request for information, is received by Barclays or any of its subsidiaries or undertakings or any of its or its subsidiaries' or subsidiary undertakings' directors, employees or affiliates directly or indirectly through its agents or representatives from any third party in relation to a Proposal in relation to Barclays, it being understood that Barclays shall advise ABN AMRO of the identity of such third party, the proposed consideration and the other principal terms of such Proposal in relation to Barclays, so as to enable ABN AMRO to consider its position in light of such Proposal in relation to Barclays and to assess the (possible) effects of such Proposal in relation to Barclays on the Offer and the Offer's chances of success, and shall keep ABN AMRO informed of any discussions or developments with respect to such Proposal in relation to Barclays.

11.11
In the event that a third party has communicated to Barclays a Proposal in relation to Barclays and the Barclays Board concludes acting in good faith and observing its fiduciary duties under applicable law, Barclays shall promptly, but in any event within 12 (twelve) hours of reaching such conclusion, give written notice thereof to ABN AMRO. After having given such notice, Barclays may, subject to compliance with Clause 11.12, engage in discussions or negotiations in relation to the Proposal in relation to Barclays with such third party and disclose Confidential Information to such third party. In the event a notice is sent in accordance with the immediately preceding sentence in relation to (i) Barclays intention to provide to a third party Confidential Information; or (ii) its intention to enter into negotiations with such third party or (iii) its intention to enter into any agreements with such third party, the notice will so specify.

11.12
By its acceptance of the terms of this Merger Protocol, Barclays agrees that it will not enter into any break fee arrangement, incentive fee, cost compensation or any similar arrangement with any third party in connection with a Proposal in relation to Barclays, unless the Barclays Board Recommendation has been withdrawn.

11.13
By its acceptance of the terms of this Merger Protocol, Barclays confirms that it is at the date of signing of this Merger Protocol not in negotiations, activities or discussions with any third party that may lead to a Proposal in relation to Barclays, nor has it been in any such negotiations, activities or discussions with any third party which it expects may be revived or re-commenced after the date hereof.

12.	COMPETING OFFER

12.1
For the purpose of this Merger Protocol, a “Competing Offer” is an unsolicited written bona fide proposal from a third party involving an attempt to effect a change of control of ABN AMRO by way of a merger (juridische fusie) or through an offer for more than 50% (fifty per cent.) of the voting rights with respect to ABN AMRO's share capital or its ordinary share capital or through an offer for the acquisition of all or substantially all assets, undertakings or business of the ABN AMRO Group, whereby for purposes of this Clause “substantially all” shall be construed to mean at least 95% (ninety five per cent.) of all assets of the ABN AMRO Group as shown in the ABN AMRO consolidated balance sheet as per 31 December 2006, which proposal is binding on the third party and which proposal is determined in the reasonable opinion of the ABN AMRO Boards, after having considered the advice of outside legal counsel and financial advisors, acting in good faith and observing their fiduciary duties under applicable law, to be a more beneficial offer than the Offer, specifically taking into account the overall terms set out in this Merger Protocol.

12.2	In the event that the ABN AMRO Boards determine that they intend to withdraw the recommendation of the Offer as set out in Clause 4, and recommend the Competing Offer:

12.2.1
ABN AMRO shall promptly inform Barclays in writing (such information in writing hereinafter the “Notice”) thereof, and shall confirm in the Notice that the Boards intend, acting in good faith and observing their fiduciary duties under applicable law and in the absence of a Revised Offer as described in 12.2.2 below, to withdraw their recommendation of the Offer and to recommend the Competing Offer for ABN AMRO, which Notice shall have attached the most current written version of such Competing Offer;

12.2.2	Barclays shall have 5 (five) Business Days following the date on which it has received the Notice to communicate to the ABN AMRO Boards a revision of the Offer (“Revised Offer”).

12.2.3
Provided that (i) ABN AMRO acts and has at all times acted in accordance with Clauses 11, 12.2.1 and 12.2.2 and (ii) either (a) Barclays fails to communicate a Revised Offer within 5 (five) Business Days after having received the Notice or (b) the ABN AMRO Boards reaffirms to Barclays in writing at the end of such period, after taking into account any Revised Offer, acting in good faith and observing their fiduciary duties under applicable law, that the ABN AMRO Boards intend to recommend the Competing Offer, each of ABN AMRO and Barclays shall be entitled to terminate this Merger Protocol with immediate effect, without prejudice to Clause 19, and the ABN AMRO Boards may withdraw their recommendation of the Offer, and subsequently recommend the Competing Offer;

12.2.4
Neither ABN AMRO nor any of its Representatives shall, directly or indirectly, disclose or announce to any person or entity any intention on the part of the ABN AMRO Boards to withdraw their recommendation of the Offer and/or to recommend a Competing Offer unless and until Barclays has failed to communicate to the ABN AMRO Boards a Revised Offer within 5 (five) Business Days after receipt by Barclays of the Notice or has communicated its intention not to do so, and this Merger Protocol has been terminated in accordance with Clause 12.2.3. This sub-clause 12.2.4 is without prejudice to the ability of ABN AMRO generally to make public announcements in accordance with Clause 15.2, it being understood that pending completion of the procedures in this Clause 12.2, ABN AMRO shall not be permitted to make any public announcement that the ABN AMRO Boards will, or intend to, withdraw their recommendation of the Offer.

12.2.5	12.2.5	If Barclays has communicated a Revised Offer to the ABN AMRO Boards in accordance with Clause 12.2.2 and the ABN AMRO Board decided to recommend such Revised Offer, ABN AMRO shall notify the third party proposing the Competing Offer that it does not intend to recommend such Competing Offer and publicly announce the terms of the Revised Offer which shall be publicly recommended by the ABN AMRO Boards. ABN AMRO and Barclays shall not be permitted in such circumstances to terminate this Merger Protocol and ABN AMRO and Barclays and each of the members of the ABN MRO Boards and the Barclays Board shall continue to be bound by their respective rights and obligations of this Merger Protocol, including in relation to any other Competing Offer.

12.3	This Clause 12 applies mutatis mutandis to any consecutive Competing Offer for ABN AMRO.

12.4
Nothing in this Merger Protocol shall preclude Barclays from making or continuing with an Offer or keeping the acceptance period of the Offer open, notwithstanding any withdrawal of the Boards' recommendation of the Offer.

13.	REVOCATION BARCLAYS RECOMMENDATION

13.1
In the event that the Barclays Board, after having considered the advice of outside legal counsel and financial advisors, acting in good faith and observing its fiduciary duties under applicable law, determines that it intends to withdraw the Barclays Board Recommendation as set out in Clause 4.3:

13.1.1	Barclays shall promptly inform ABN AMRO in writing that the Barclays Board intends to withdraw the Barclays Board Recommendation; and

13.1.2
Each of ABN AMRO and Barclays shall be entitled to terminate this Merger Protocol with immediate effect, without prejudice to Clause 19, and the Barclays Board may withdraw its Barclays Board Recommendation.

14.	REVOCATION ABN AMRO RECOMMENDATION

14. 1
Subject to the provisions of Clause 12 (Competing Offer) which shall exclusively apply in case an Alternative Proposal or Competing Offer is communicated to the ABN AMRO Boards, in the event that the ABN AMRO Boards, after having considered the advice of outside legal counsel and financial advisors, acting in good faith and observing their respective fiduciary duties under applicable law, determine that they intend to withdraw the ABN AMRO Boards Recommendation as set out in Clause 4.1:

14.1.1	ABN AMRO shall promptly inform Barclays in writing that the ABN AMRO Boards intend to withdraw the ABN AMRO Boards Recommendation; and

14.1.2
Each of Barclays and ABN AMRO shall be entitled to terminate this Merger Protocol with immediate effect, without prejudice to Clause 19, and the ABN AMRO Boards may withdraw the ABN AMRO Boards Recommendation.

15.	CONFIDENTIALITY AND ANNOUNCEMENTS

15.1
Subject to the provisions of this Merger Protocol and without prejudice to Clause 15.3, neither Party shall, and agrees that none of its Representatives shall, without the prior written consent of the other Party, directly or indirectly, disclose or announce to any person or entity (other than to a Representative on a specified and need-to-know basis) anything in relation to this Merger Protocol, save as set out in Clause 15.3, the contents of the discussions that are taking place or have taken place concerning the Offer or the Merger or any part thereof or progress thereof, the fulfilment of the PreConditions or Conditions, or any other aspect of the relationship between the Parties or any of the terms, conditions or other facts with respect thereto, including the status thereof, nor will either Party make any public announcement relating to any of the matters referred to herein, except as provided in Clause 15.2 and Clause 15.3 below.

15.2
Where either Party reasonably determines, after having taken advice from that Party's outside legal counsel, and acting in good faith, that a disclosure or announcement is required by law, regulations, any rule of any relevant stock exchange, any governmental authority or other authority with relevant powers or court order (the “Announcing Party”) the disclosure or announcement shall be made by the Announcing Party, as appropriate in the reasonable opinion of the Announcing Party, after, to the extent permitted by applicable law, consultation (but without undue delay) between the Parties and taking into account both of the Parties' reasonable requirements as to its timing, contents and manner of making or despatch.

15.3
Nothing in this Clause 15 shall preclude either Party from (i) providing a copy of this Merger Protocol to the DNB and the FSA and (ii) filing a copy of this Merger Protocol with the SEC in accordance with, and subject to, applicable law, provided that in relation to (i) and (ii) the other Party receives a copy of the correspondence in connection with providing or filing such copy.

16.	CONFIDENTIAL INFORMATION

16.1
Before the Interim Period the Parties have exchanged and during the Interim Period the Parties may exchange Confidential Information with each other. In this Merger Protocol, the term “Confidential Information” means - in relation to either Party - all business, financial, legal, operational and marketing information, or other information of a non-public, confidential or proprietary nature, relating to such Party's business, orally or in writing or any other form, including but not limited to notes, analyses, interpretations, compilations, forecasts, studies or other documents prepared by the party receiving the Confidential Information (the “Receiving Party”) or its respective agents, representatives (including, but not limited to, outside legal counsel, accountants, consultants and financial advisors) or employees (together, the “Representatives”), that contain, reflect or are otherwise based in whole or in part upon such information; the term Confidential Information does not include any information which is:

(i)
generally known to the public, provided that such is not the result of any violation by the Receiving Party or any of its Representatives of any of the terms and conditions set forth in this Merger Protocol;

(iii)
available to the Receiving Party on a non-confidential basis from a source other than the Party disclosing the Confidential Information (the “Disclosing Party”) or its external advisors, unless the Receiving Party knows or should reasonably have known that the information was obtained unlawfully by such other source; or

(v)	independently acquired or developed by the Receiving Party, without violating any of the obligations pursuant to this Merger Protocol and without using any of the Confidential Information.

16.2
The Receiving Party and its Representatives may use any Confidential Information received hereunder solely for the purpose of the assessment of the Disclosing Party for the purpose of evaluating, completing and concluding the Merger and the Offer and the other transactions provided for this Merger Protocol and shall not use the Confidential Information in any other way or for any other purpose.

16.3
The Confidential Information shall be kept secret and confidential and shall not, without the prior written consent of the Disclosing Party and subject to the provisions of this Merger Protocol, be disclosed, either directly or indirectly, by the Receiving Party in any manner whatsoever, in whole or in part.

16.4
The Receiving Party may only disclose Confidential Information to its Representatives who are directly concerned with the assessment of the Disclosing Party for the purpose of evaluating, concluding or completing the Merger and the Offer and the other transactions provided for in this Merger Protocol and only to such of the Representatives who need to know the Confidential Information for these purposes. Each Receiving Party shall keep an up-to-date list of all Representatives that are involved in the Offer. At the request of the Disclosing Party, the Receiving Party shall submit a copy of such list to the Disclosing Party.

16.5
Each Party shall take reasonable steps to ensure that its Representatives are aware of the terms of this Clause 16. In addition, each Receiving Party shall ensure that any of its Representatives who receives any Confidential Information complies with the terms of this Clause 16. Each Receiving Party will be responsible for any breach of this Clause 16 by its Representatives.

16.6
 In the event that the Receiving Party or any of its Representatives becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information provided by or on behalf of the other Party, the Receiving Party or its Representatives, as applicable, shall, to the extent legally permissible:

(i)	use reasonable efforts to provide the Disclosing Party with prompt written notice of such requirement as soon as practicable after such requirement becomes effective;

(ii)
use reasonable efforts to provide the Disclosing Party, in advance of any such disclosure, with specific details of the Confidential Information provided by the Disclosing Party to the Receiving Party that the Receiving Party intends to disclose (and the relevant text of any disclosure language itself, if applicable) so that the Disclosing Party may seek a protective order or other appropriate remedy or the Disclosing Party may waive compliance with the terms of this Clause 16; and

(iii)
reasonably cooperate with the Disclosing Party in seeking such a protective order or other confidential treatment for the Confidential Information. In the event such protective order or other remedy is not obtained or the Disclosing Party waives compliance with the provisions hereof and the Receiving Party or any of its Representatives are, upon the advice of outside legal counsel to the Receiving Party, legally compelled to disclose the Confidential Information to any court or tribunal, the Receiving Party and its Representatives may furnish only that portion of the Confidential Information that is, upon the advice of outside legal counsel to the Receiving Party, legally required (provided that the Receiving Party and its Representatives exercise all reasonable efforts to obtain assurance that confidential treatment will be accorded such Confidential Information)

17.	COSTS

Subject to Clause 19, any costs incurred by either Party in connection with the preparation for or performance of its obligations under this Merger Protocol or in connection with the preparation or conclusion of the Offer shall be for such Party's own account.

18.	NON-SOLICITATION

18.1
Each Party agrees that until and including 21 March 2008 or, if earlier, the Settlement Date, it and its group companies will not, directly or indirectly, solicit for employment or hire any employee of the other Party or any of its group companies with whom such Party or any of its Representatives has had contact or who became known to such Party or any of its Representatives in connection with such Party's consideration of the Offer; provided, however, that the foregoing provision will not prevent such Party or its group companies from hiring or soliciting any such employee:

(i)
who responds to a general solicitation of such Party or any of its group companies conducted in the ordinary course of business (including any recruitment efforts conducted by any recruitment agency or pursuant to a bona fide advertisement or recruitment campaign in newspapers, magazines, internet or any other publications) and not directed specifically at the employees of the other Party;

(ii)	with an annual remuneration (including pensions and bonuses) of less than EUR 100,000;

(iii)
if such employee approaches such Party or any of its group companies on an unsolicited basis; if such employee has engaged in discussions in relation to a possible employment or hiring with such Party or its group companies within 6 (six) months prior to the date of this Merger Protocol and such discussions are continuing at the date of this Merger Protocol; or if notice has been given in relation to termination of the employment of such employee with the other Party or any of its group companies before the date of this Merger Protocol; or

(iv)	following termination of such employee's employment with the other Party without any solicitation or encouragement by such Party or any member of its Group.

19.	TERMINATION

19.1
Except for Clauses 3.4, 3.5, 11.7 and Clauses 15 up to and including 22, which Clauses shall survive termination of this Merger Protocol, except that Clauses 15 (Confidentiality and Announcements) and Clause 16 (Confidential Information) shall expire upon the expiry of 12 (twelve) months following the date that this Merger Protocol terminates and that Confidential Information disclosed under the Preliminary Transaction Agreement or this Merger Protocol shall duly remain confidential, this Merger Protocol and the rights and obligations hereunder will immediately terminate:

19.1.1
if upon the Closing Date or Postponed Closing Date, as the case may be, not all Offer Conditions are fulfilled and the Offer is not declared unconditional or extended, as the case may be, in accordance with this Merger Protocol;

19.1.2	if upon 1 November 2007 not all Pre-Offer conditions have been either fulfilled or duly waived, as the case may be (the “Launch Longstop Date”); or

19.1.3	if upon 1 March 2008 the Offer has not been declared unconditional (gestand gedaan) (the “Completion Longstop Date”); or

19.1.4	if ABN AMRO or Barclays terminates this Merger Protocol in writing pursuant to Clause 12.2.3, Clause 13, Clause 14 or the remaining provisions of this Clause 19,

Provided that (i) if it becomes clear that any of the Pre-Offer Conditions or Offer Conditions that are for the benefit of Barclays (as set out in Clauses 5.2 and 6.2, respectively), cannot be fulfilled (which, in case of any Pre-Offer Condition or Offer Condition relating to any regulatory approval, authorisation or other action required for consummation of the Offer or any other transactions contemplated hereby, shall mean the denial of such approval, authorisation or action by final, non-appealable action of the relevant authority) and Barclays does not elect to waive that or those conditions, Barclays may, but is not required to, terminate this Merger Protocol with immediate effect and (ii) if it becomes clear that any of the Pre-Offer Conditions or Offer Conditions that are for the benefit of ABN AMRO (as set out in Clauses 5.2 and 6.2, respectively), cannot be fulfilled and ABN AMRO does not elect to waive that or those conditions, ABN AMRO may, but is not required to, terminate this Merger Protocol with immediate effect. The right to terminate this Merger Protocol under this Clause 19.1 shall not be available to either Party if its failure to comply with any provisions of this Merger Protocol has been the cause of, or materially contributed, to the failure of any Pre-Offer Condition or Offer Condition to be fulfilled. Any dispute in relation to determining whether a Pre-Offer Condition or an Offer Condition cannot be fulfilled shall be settled by the Binding Advisor by way of a binding advice (bindend advies) under articles 7:900 Dutch Civil Code in accordance with the Terms Binding Advisor as set forth in Schedule 7. Either Party may refer in writing the dispute to the Binding Advisor and request such settlement.

19.2
Barclays may terminate this Merger Protocol with immediate effect if ABN AMRO materially breaches any provision of this Merger Protocol or the Merger Rules to the extent that such breach has or can reasonably be expected to have material adverse repercussions on the Offer or the operation of the Combined Group in accordance with this Merger Protocol. This termination shall not affect the rights that Barclays may have vis-à-vis ABN AMRO for breach of this Merger Protocol.

19.3
ABN AMRO may terminate this Merger Protocol with immediate effect if Barclays materially breaches any provision of this Merger Protocol or the Merger Rules to the extent that such breach has or can reasonably be expected to have material adverse repercussions on the Offer or the operation of the Combined Group in accordance with this Merger Protocol. This termination shall not affect the rights that ABN AMRO may have vis-à-vis Barclays for breach of this Merger Protocol.

19.4
Barclays may terminate this Merger Protocol with immediate effect if any member of the ABN AMRO Boards withdraws, amend, modifies or qualifies their unanimous recommendation of the Offer or makes any contradictory Public Statements as to their position with respect to the Offer (including by way of statements concerning any Alternative Proposal), unless the ABN AMRO Boards shall have reaffirmed by way of a public announcement the ABN AMRO Board Recommendation as soon as possible, but in any event within 24 (twenty four) hours after ABN AMRO or Barclays has become aware of such contradictory Public Statement.

19.5
ABN AMRO may terminate this Merger Protocol with immediate effect if any member of the Barclays Board withdraws, amend, modifies or qualifies their unanimous recommendation of the Offer or makes any contradictory Public Statements as to their position with respect to the Offer (including by way of statements concerning any Proposal in relation to Barclays, unless the Barclays Board shall have reaffirmed by way of a public announcement the Barclays Board Recommendation as soon as possible, but in any event within 24 (twenty four) hours after ABN AMRO or Barclays has become aware of such contradictory Public Statement.

19.6	In the event that this Merger Protocol is terminated:

19.6.1	by ABN AMRO or Barclays pursuant to:

(a)	Clause 12.2.3 (Recommendation of Competing Offer); or

(b)	Clause 14.1 (Revocation of Recommendation by the ABN AMRO Boards); or

(c)	Clause 19.1 (Termination) following non-fulfilment of any Pre-Offer Condition or Offer Condition where the main cause of such non-fulfilment is a breach by ABN AMRO of this Merger Protocol; or

19.6.2	by Barclays pursuant to:

(a)	Clause 19.2 (Material Breach by ABN AMRO); or

(b)	Clause 19.4 (Contradictory Public Statement),

in each case in the absence of (i) a material breach by Barclays of this Merger Protocol; and (ii) Settlement of the Offer or any offer by Barclays for ABN AMRO Shares, having occurred, ABN AMRO shall immediately pay to Barclays an amount of EUR 200 million by way of compensation for loss and damages suffered.

19.7	In the event that this Merger Protocol is terminated:

19.7.1	by ABN AMRO or Barclays pursuant to:

(a)	Clause 13.1 (Revocation of Recommendation by the Barclays Board); or

(b)	Clause 19.1 (Termination) following non-fulfilment of any Pre-Offer Condition or Offer Condition where the main cause of such non-fulfilment is a breach by Barclays of this Merger Protocol; or

19.7.2	by ABN AMRO pursuant to

(a)	Clause 19.3 (Material Breach by Barclays); or

(b)	Clause 19.5 (Contradictory Public Statement),

in each case in the absence of (i) a material breach by ABN AMRO of this Merger Protocol; and (ii) Settlement of the Offer or any offer by Barclays for ABN AMRO Shares, having occurred, Barclays shall immediately pay to ABN AMRO an amount of EUR 200 million by way of compensation for loss and damages suffered.

19.8	Without prejudice to Clauses 19.2 to 19.7 (inclusive), in the event that this Merger Protocol is terminated pursuant to this Clause 19, none of the Parties shall have any claim against the other Parties, save where the Party is entitled to a payment under this Clause 19 and has not received such payment.

19.9
In the event that this Merger Protocol is terminated pursuant to this Clause 19 each Receiving Party shall, as soon as practicable and on its own initiative and expense so far as it is practicable to do so, (i) return all material embodying, or copies of, Confidential Information to the other or destroy such without keeping any copies thereof, (ii) expunge or destroy any Confidential Information from any computer, word processor or other device and (iii) destroy any notes, analyses, compilations, forecasts, studies, interpretations or other documents prepared by it on the basis of the Confidential Information, provided, however, that the Receiving Party and certain of such Party's advisors shall not be obligated to return, expunge or destroy Confidential Information, or otherwise comply with the provisions of this Clause 19.9 to the extent otherwise required by: (a) any law, regulation, rule or practice; (b) any internal compliance policy or procedure of a banking or other regulated institution that is implemented pursuant to mandatory law or regulations; or (c) any internal policy or procedure relating to the safeguarding or backup storage of electronic data, provided that the confidentiality provisions of this Merger Protocol shall continue to apply to any information so retained by the Receiving Party or such advisors.

19.10
In the event that this Merger Protocol is terminated pursuant to this Clause 19, each Receiving Party shall at the request of the Disclosing Party, provide the Disclosing Party with a written statement by it and its Representatives to the effect that to the best of their respective knowledge, information and belief, having made all reasonable enquiries, the obligations under Clause 19.9 have been fully complied with, save as otherwise permitted by Clause 19.9.

20.	MISCELLANEOUS

20.1	In this Merger Protocol, references to:

(i)	this Merger Protocol, shall include the Recitals and Schedules to this Merger Protocol, each of which constitutes an integral part of this Merger Protocol;

(ii)	Clauses and Schedules, are to the Clauses and Schedules to, this Merger Protocol and include the matters referred to in such Clauses and Schedules;

(iii)
statutes, acts and the like of whatever jurisdiction shall include any modification, re-enactment or extension thereof and any orders, regulations, instruments or other subordinate legislation made there under in force from time to time;

(iv)	the masculine gender shall include the feminine gender and neutral and vice versa;

(v)	the singular number shall include the plural and vice versa;

(v)	persons shall include corporate bodies, corporate entities, firms, unincorporated or incorporated associations, foundations and partnerships;

(vii)	the headings are inserted for convenience only and shall not affect the construction of this Merger Protocol;

(viii)
for the purpose of this Merger Protocol, a “Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open in The Netherlands, the United Kingdom and the United States for normal business;

(ix)
“reasonable endeavours” shall be deemed to refer to endeavours that are commercially reasonable given the intentions of the Party that agrees to use any reasonable endeavours, the objectives that such Party is pursuing upon entering into of this Merger Protocol and the benefits that the relevant Party can reasonably expect to arise for it from the Offer and the Merger. No duty or obligation whatsoever shall be implied, deduced or inferred to exist on the part of such Party to engage in, incur, or commit to undertake any action, cost or expense where such would not be commercially reasonable in light of such Party's intentions, objectives and expected benefits from the Offer and the Merger; and

(x)	in this Agreement, the words “include”, “includes” and “ including” shall be construed as if followed by “without limitation”

20.2
The Parties hereby waive their rights under Clauses 6:265 to 6:272 inclusive and article 6:228 of the Dutch Civil Code (Burgerlijk Wetboek) to rescind (ontbinden) or nullify (vernietigen) on the ground of error (dwaling), or demand in legal proceedings the rescission (ontbinding) or nullification (vernietiging) of, this Merger Protocol.

20.3
The Parties undertake to each other to execute and perform all such deeds, documents, assurances, acts and things and to exercise all powers and rights available to them, in whatever capacity, including the giving of all waivers and consents and the passing of all resolutions reasonably required to ensure that the Parties and their representatives (if any) give effect to their obligations under the provisions of this Merger Protocol.

20.4
If part of this Merger Protocol is or becomes invalid or non-binding, the Parties shall remain bound to the remaining part. The Parties shall replace the invalid or non-binding part by provisions which are valid and binding and the legal effect of which, given the contents and purpose of this Merger Protocol, is, to the greatest extent possible, similar to that of the invalid or non-binding part.

20.5	This Merger Protocol shall only be amended or supplemented in writing.

20.6	For the purpose of this Merger Protocol, any approval of ABN AMRO shall be deemed to include the approval of the ABN AMRO Boards.

20.7
No Party may assign its rights and obligations pursuant to this Merger Protocol, or this legal relationship, to any third party, without the written consent of the other Party except that Barclays may assign its rights under Clause 19.6 to Barclays Bank PLC.

20.8
Nothing in this Merger Protocol shall prevent ABN AMRO or Barclays from acting in accordance with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Alternative Proposal relating to ABN AMRO, or a Proposal in relation to Barclays, as the case may be, provided that such rules will in no way eliminate or modify the effect that any action by such Party pursuant to such rules would otherwise have under this Merger Protocol.

20.9	The amounts mentioned in this Agreement are inclusive of any Value Added Tax, chargeable in respect thereof for which the payee is liable to account to the relevant tax authorities.

21.	NOTICES

21.1
 Any notices or other formal communication to be provided pursuant to this Merger Protocol (which includes fax, but not email), must be in writing and may be delivered in person, or sent by post or fax (with true copy by post) to the Party to be served as follows:

21.1.1	to ABN AMRO and the ABN AMRO Boards at:

ABN AMRO Holding N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam, The Netherlands
Fax: +31 20 628 6293
Telephone: +31 20 628 2249
Attention: the Board of Management

With a copy (which shall not constitute a notice) to:

ABN AMRO
Fax: +31 20 629 2163
Telephone: + 31 651 479 970
Attention: Eva Simon Thomas

NautaDutilh N.V.
Fax: +31 20 71 71 330
Telephone: + 31 20 71 71 831
Attention: Hein Hooghoudt

Allen & Overy LLP
Fax: +31 20 674 1837
Telephone: + 31 20 674 1191
Attention: Jan Louis Burggraaf

Davis Polk and Wardwell
Fax: +33 156 59 3770
Telephone: + 33 156 59 3670
Attention: Margaret Tahyar

21.1.2	to Barclays and the Barclays Board at:

Barclays PLC
Churchill Place 1
Canary Wharf, E14 5HP
London, United Kingdom
Att.: The Group Secretary, Barclays Corporate Secretariat
Fax.: +44 207 116 7696

With a copy (which shall not constitute a notice) to:

Clifford Chance LLP
Attention: Peter Charlton
Telephone: +44 20 70061000
Fax: +44 20 70065555
Attention: Hans Beerlage
Telephone: +31207119000
Fax: +31207119999

Sullivan & Cromwell LLP
Fax: +1 212 558 3588
Telephone: +1 212 558 4000
Attention: H. Rodgin Cohen
Fax: +44 20 7959 8950
Telephone: +44 20 7959 8900
Attention: George H. White

or at such other address or fax number as such Party may notify the other Parties under this Clause. Any notice or other document sent by post shall be sent by recorded delivery post (aangetekende post met ontvangstbevestiging) (if the place of destination is the same as its country of origin) or by overnight courier (if its destination is elsewhere).

21.2	Any notice or other communication shall be deemed to have been given:

21.2.1	if delivered in person, at the time of delivery; or

21.2.2
 if sent by post, at 10.00 a.m. on the second Business Day after it was put into the post or at 10.00 a.m. (local time at the place of destination) on the first Business Day after it was put into the post by overnight courier; or

21.2.3
 if sent by fax, on the date of transmission, if transmitted before 3.00 p.m. (local time at the place of destination) on any Business Day and in any other case on the Business Day, following the date of transmission).

21.3
In proving the delivery of a notice or other communication, it shall be sufficient to prove that delivery in person was made or that the envelope containing the communication was properly addressed and posted, either by recorded delivery post or by prepaid airmail, as the case may be, or that the fax was properly addressed and transmitted, as the case may be.

21.4	For all matters relating to this Merger Protocol, each Party nominates the address referred to in this Clause as its place of residence.

22.	GOVERNING LAW AND DISPUTES

22.1	This Merger Protocol, including the arbitration agreement contained in this Clause 22, is governed by, and shall be construed in accordance with, the laws of The Netherlands.

22.2
Except as provided for in Clause 5.6 and 6.8 respectively, all disputes arising out of or in connection with this Merger Protocol or the Offer generally or any agreements resulting from it shall be finally settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute (“NAI Arbitration Rules”).

The arbitral tribunal shall be composed of 3 (three) arbitrators. Instead of the list-procedure set forth in Article 14 of the NAI Arbitration Rules, the Parties agree to the following method of appointment:

Each Party shall appoint, in the request for arbitration and the short answer respectively, one arbitrator. If a Party fails to appoint such arbitrator in the request for arbitration or the short answer, the appointment shall be made by the President of the LCIA. The 2 (two) arbitrators thus appointed shall appoint the third arbitrator who will act as chairman of the arbitral tribunal. If within 30 (thirty) days after the appointment of the second arbitrator the two arbitrators have not agreed on the third arbitrator, such arbitrator shall be appointed by the President of the LCIA.

22.3
 In case of summary arbitral proceedings the Parties agree that, instead of the method of appointment mentioned in Article 42f of the NAI Arbitration Rules, the sole arbitrator shall be appointed by the President of the LCIA as soon as practicable after he receives a copy of the request for summary arbitral proceedings with a request to appoint the arbitrator for such summary arbitral proceedings.

22.4
 Any arbitrator to be appointed, whether in summary arbitral proceedings or otherwise, shall be a person with extensive experience in international disputes involving multinationals and the financial sector and with excellent English language skills.

22.5
The place of arbitration shall be Amsterdam, The Netherlands. The arbitral proceedings shall be conducted in the English language. The arbitral tribunal and the sole arbitrator in any summary arbitral proceedings shall decide in accordance with the rules of law.

22.6
Notwithstanding the foregoing, in case either Party is a party to proceedings against a third party in a dispute relating to this Merger Protocol and/or the Offer generally and/or any agreements resulting from it, the other Party shall be entitled to demand to be allowed to join and/or intervene in the proceedings pending against that Party.

This Merger Protocol has been signed in two identical copies on 23 April 2007.

For and on behalf of

BARCLAYS PLC

By:	By:
Name:	Name:
Title:	Title:
Place:	Place:

For and on behalf of
ABN AMRO HOLDING N.V.

By:	By:
Name:	Name:
Title:	Title:
Place:	Place:

SCHEDULE 1 PRE-OFFER CONDITIONS

The Offer

1.1
Barclays has received irrevocable undertakings, in forms acceptable to it, by the members of the ABN AMRO Boards in relation to the Ordinary Shares held or to be held by each of these persons, in terms of which each undertakes to tender all of his or her Ordinary Shares under the Offer.

1.2	The Foundation, which acts as depositary for the Underlying Preference Shares and has issued the DR Prefs, has irrevocably agreed with Barclays and ABN AMRO that, subject to:

(i)	the Offer being declared unconditional;

(ii)
 an undertaking of Barclays not to exercise more voting rights on the Underlying Preference Shares than it could exercise as holder of DR Prefs for as long as the Ordinary Shares are listed on Eurolist by Euronext Amsterdam; and

(iii)
 the amendment of the terms of the DR Prefs necessary for an exchange by Barclays of its DR Prefs for Underlying Preference Shares and any other actions as may be legally required to enable such exchange, it will take all necessary action to exchange any DR Prefs for Underlying Preference Shares, if and when requested by Barclays.

MAC & MAC related events

1.3
No ABN AMRO Material Adverse Change has occurred or has become known to Barclays between the date hereof and the Commencement Date, such that Barclays cannot reasonably be expected to continue with the Offer or the Merger.

1.4
No Barclays Material Adverse Change has occurred or has become known to ABN AMRO between the date hereof and the Commencement Date, such that ABN AMRO cannot reasonably be expected to continue with the Offer or the Merger.

1.5
No government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, or any other body or person whatsoever in any jurisdiction (each a “Third Party”) has decided to, or indicated any intention to, take, institute, implement or threaten any Frustrating Action, such that the Parties cannot be reasonably be expected to continue with the Merger.

1.6	No circumstance, occurrence or development has occurred since the date of this Merger Protocol that will constitute or constitutes:

(i)	suspension of or limitation in trading in the Ordinary Shares or the Convertible Shares (other than on a temporary basis in the ordinary course of trading); or

(iii)	suspension of or limitation in trading in the Barclays Shares (other than on a temporary basis in the ordinary course of trading).

Regulatory Approvals and Consents

1.7
All notifications, filings and applications that are necessary or that one or both of the Parties have determined to be appropriate in any jurisdiction in connection with the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, the implementation of the Structuring Action and the operation of the Combined Group in accordance with this Merger Protocol, including, without limitation, any applications for any Authorisations that are necessary or that one or both of the Parties have determined to be appropriate for or in respect thereof, have been made (other than those notifications, filings or applications that cannot be made until after the Commencement Date).

1.8
All Authorisations (other than with respect to the Offer Document, the Prospectus, Class 1 Circular and the Registration Statement) required in any jurisdiction for making of the Offer have been obtained where the failure to obtain those Authorisations would result in Barclays or any member of the Barclays Group contravening any law, would reasonably be expected to materially and adversely affect ABN AMRO or Barclays or any member of the Combined Group or would otherwise mean that Barclays cannot reasonably be expected to continue with the Offer or the Merger.

1.9
At least 60 (sixty) calendar days have passed following the date on which Barclays application under Section 3 of the United States Bank Holding Company Act of 1956, as amended, if required, has been accepted for processing by the Board of Governors of the United States Federal Reserve System.

1.10	Barclays has reasonably determined that the Offer Conditions in Clauses 1.7 and 1.8 of Schedule 2 will be fulfilled as of the date proposed to be the Closing Date.

1.11
ABN AMRO has reasonably determined that the Offer Conditions in Clauses 1.7 and 1.8 of Schedule 2 will be fulfilled as of the date proposed to be the Closing Date to the extent that such Offer Conditions relate to requirements applicable to members of the ABN AMRO Group or if the failure to fulfill such Offer Conditions would reasonably be expected to materially and adversely affect the ABN AMRO Group taken as a whole or the achievement of the Parties' objectives set forth in Clauses 3.1 and 3.2.

1.12
Barclays and ABN AMRO have received notification in writing from each of the DNB and the FSA confirming that the FSA will be the competent authority that will exercise supervision on a consolidated basis of the Combined Group for the purposes of Directive 2006/48/EC or that will act as the coordinator in relation to the Combined Group for the purposes of Directive 2002/87/EC following consummation of the Offer and the other supervisory, reporting and regulatory capital arrangements and requirements that the DNB or, as the case may be, the FSA will implement or require in relation to the Combined Group (and the members thereof supervised by it) following consummation of the Offer in terms reasonably satisfactory to Barclays and ABN AMRO, and neither Party has received any notification from the DNB or the FSA indicating that there is likely to be any change with respect to the matters set out in those notifications.

1.13
Clearances and confirmations from the relevant tax authorities in The Netherlands and the United Kingdom that Barclays will be considered to be resident for Tax purposes in the United Kingdom, after consummation of the Offer, have been obtained in terms reasonably satisfactory to Barclays and ABN AMRO and such clearances and confirmations have not been withdrawn or modified (the “Tax Clearances”).

Corporate Action

1.14	All requisite employee consultations and information procedures with employee representative bodies of ABN AMRO and Barclays have been completed.

1.15
Barclays and ABN AMRO have received copies of resignation letters from those members of the ABN AMRO Boards and those members of the management board and supervisory board of ABN AMRO Bank N.V. who, it has been agreed, shall resign subject to the Offer being declared unconditional (gestanddoening).

1.16
Barclays and ABN AMRO have received copies of resignation letters from those members of the boards of Barclays who, it has been agreed, shall resign subject to the Offer being declared unconditional (gestanddoening).

1.17
All requisite corporate action has been taken in connection with the appointment of the Nominated Individuals to the supervisory board and management board of ABN AMRO Bank N.V. subject to and with effect as of the time the Offer being declared unconditional.

Approval of Offer Documents and Listing

1.18
The AFM has approved the Offer Document or has declared that it has no further comments with respect to the final draft of the Offer Document, as the case may be.The UKLA has approved the Class 1 Circular, the Prospectus and has provided a certificate of approval of the Prospectus to the AFM. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

1.19
There is no indication that the Consideration Shares will not be admitted to the Official List of the UKLA, admitted to trading on the main market for listed securities of the London Stock Exchange, Euronext Amsterdam and the Tokyo Stock Exchange and the Barclays ADSs representing such Consideration Shares or a portion thereof as reasonably determined by Barclays and having consulted ABN AMRO and having taken into account its reasonable requests, shall have been approved for listing on the NYSE, subject to official notice of issuance.

1.20	Euronext Amsterdam has confirmed it has no further comments on the proposed amendments to the articles of association of ABN AMRO.

1.21
The FTSE 100 Committee has provided written confirmation to the reasonable fulfilment of Barclays and ABN AMRO to the effect that the Barclays Shares will continue to be included in the FTSE 100 Index with full “weighting” as a single line of stock following the Offer being declared unconditional and the issue of Barclays Shares.

Illegality, Litigation and Insolvency

1.22
The Parties have not received a notification from the AFM pursuant to Clause 32a DSSD that the preparations of the Offer are in breach of Chapter IIA of the DSSA, as amended from time to time, in which case, pursuant to those rules, securities institutions (effecteninstellingen) would not be permitted to co-operate with the execution and completion of the Offer.

1.23
There has been no event, circumstance or series of linked events or circumstances, and no event, circumstance or series of linked events or circumstances has become known to Barclays that was not fairly disclosed in the Annual Report and Accounts of ABN AMRO for the year ended 31 December 2006 or in any public announcements by or on behalf of ABN AMRO before the date of this Merger Protocol or fairly disclosed in writing by ABN AMRO to Barclays before the execution of this Merger Protocol, and that has, or can be reasonably be expected to have, a negative impact on the consolidated operating income of ABN AMRO equal to 5% (five per cent.) or more of the consolidated operating income as stated in the Accounts of ABN AMRO for the year ended 31 December 2006.

1.24
There has been no event, circumstance or series of linked events or circumstances, and no event, circumstance or series of linked events or circumstances has become known to ABN AMRO that was not fairly disclosed in the Annual Report and Accounts of Barclays for the year ended 31 December 2006 or in any public announcements by or on behalf of Barclays before the date of this Merger Protocol or fairly disclosed in writing by Barclays to ABN AMRO before the execution of this Merger Protocol, and that has, or can be reasonably be expected to have, a negative impact on the consolidated operating income of Barclays equal to 5% (five per cent.) or more of the consolidated operating income as stated in the Accounts of Barclays for the year ended 31 December 2006.

Other

1.25	This Merger Protocol has not been terminated.

1.26	No Offer Condition has become permanently incapable of fulfilment and not waived.

1.27
Since the date of this Merger Protocol no Materially Burdensome Regulatory Condition having been or become reasonably likely to be imposed affecting any of the Barclays Group, the ABN AMRO Group or the Combined Group (measured on a scale relative to the relevant Group).

1.28	All regulatory approvals required for completion of the LaSalle Agreement or a Sale Contract, as the case may be, in accordance with its terms have been obtained.

SCHEDULE 2 OFFER CONDITIONS

The Offer

1.1
Such number of Ordinary Shares are tendered for acceptance and not, where permitted, withdrawn that these, together with the Ordinary Shares directly or indirectly held by Barclays at the Closing Date or the Postponed Closing Date (and excluding any Ordinary Shares held by ABN AMRO or by any of its subsidiaries at the Closing Date or the Postponed Closing Date, as the case may be), represent at least 80%, or such lower percentage as Barclays may in its discretion decide, of ABN AMRO's issued ordinary share capital (geplaatst gewoon aandelenkapitaal) as at the Closing Date or the Postponed Closing Date as the case may be (excluding any Ordinary Shares held by ABN AMRO or by any of its subsidiaries as at the Closing Date or the Postponed Closing Date, as the case may be), and for this purpose including any Ordinary Shares which will be issued upon conversion of the Underlying Preference Shares by the holders thereof into Ordinary Shares.

1.2	The irrevocable agreement between the Foundation, Barclays and ABN AMRO in relation to the DR Prefs entered into prior to the Commencement Date continues to be in full force and effect.

MAC and MAC Related Events

1.3
No ABN AMRO Material Adverse Change has occurred or has become known to Barclays prior to or on the Closing Date or the Postponed Closing Date, as the case may be, such that Barclays cannot reasonably be expected to continue with the Offer or the Merger or declare the Offer unconditional (gestanddoening).

1.4
No Barclays Material Adverse Change has occurred or has become known to ABN AMRO prior to or on the Closing Date or the Postponed Closing Date, as the case may be, such that ABN AMRO cannot reasonably be expected to continue with the Offer or the Merger.

1.5
No Third Party has decided, or indicated any intention to, to take, institute, implement or threaten any Frustrating Action, such that the Parties cannot be reasonably be expected to continue with the Merger or declare the Offer unconditional (gestanddoening).

1.6	No circumstance, occurrence or development has occurred since the date of this Merger Protocol that will constitute or constitutes:

(i)	suspension of or limitation in trading in the Ordinary Shares or the Convertible Shares (other than on a temporary basis in the ordinary course of trading);

(ii)	suspension of or limitation in trading in Barclays Shares (other than on a temporary basis in the ordinary course of trading).

Regulatory Approvals and Consents

1.7	All:

(i)
notifications, filings and applications that are necessary or that one or both of the Parties have determined to be appropriate in any jurisdiction in connection with the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, and the implementation of the Structuring Action and the operation of the Combined Group in accordance with this Merger Protocol have been made;

(ii)
Authorisations that are necessary or that one or both of the parties have determined are appropriate in any jurisdiction for or in respect of the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, the implementation of the Structuring Action and the operation of the Combined Group in accordance with this Merger Protocol have been obtained from all appropriate Third Parties (including without limitation any person or body with whom any member of the Combined Group has entered into any contractual arrangements) and remain in full force and effect and are not subject to any material term or condition which has not been satisfied or fulfilled;

(iii)
waiting periods (or extensions thereof) under any applicable legislation or regulation of any jurisdiction during which any Third Party may oppose or take or announce steps which could impede the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, the implementation of the Structuring Action or the operation of the Combined Group in accordance with this Merger Protocol (or which in any other way would reasonably be expected to materially and adversely affect ABN AMRO or Barclays or any member of the Combined Group) have expired, lapsed or been terminated; and

(iv)
statutory or regulatory obligations in any jurisdiction for or in respect of the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, the implementation of the Structuring Action and the operation of the Combined Group in accordance with this Merger Protocol have been complied with, where the failure to make those notifications, filings or applications, to obtain those Authorisations, to wait for the expiry, lapse or termination of such waiting period or to comply with such obligations would result in Barclays or any member of the Barclays Group contravening any law, would reasonably be expected to materially and adversely affect ABN AMRO or Barclays or any member of the Combined Group or would otherwise mean that Barclays cannot reasonably be expected to continue with the Offer or the Merger or declare the Offer unconditional (gestanddoening) and other than those notifications, filings, applications and obligations and, in relation to the Structuring Action, those Authorisations and waiting periods that cannot be made, be complied with, be obtained, expire or lapse before the consummation of the Offer.

1.8	Without limitation to paragraph 1.7 above:

(i)
the Competent Regulatory Authorities in The Netherlands have given their declaration of no-objection in accordance with and to the extent required by the DFSA in respect of each person (whether or not a member of the Combined Group) who will hold, obtain or increase a qualifying holding (for the purposes of the DFSA) or exercise any control relating to such a qualifying holding in any credit institution, financial institution, UCITS management company, investment firm, insurance undertaking or other undertaking, not being an aforementioned financial undertaking (financiële onderneming) within the meaning of the DFSA which is a member of the Combined Group (and for any reduction of own funds, taking over of assets and liabilities, merger or reorganisation to be carried out) in connection with the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, the implementation of the Structuring Action or the operation of the Combined Group in accordance with this Merger Protocol;

(ii)
the FSA has notified its approval in writing in respect of each person (whether or not a member of the Combined Group) who will acquire control or any additional or increased control (for the purposes of FSMA) over any UK authorised person (within the meaning of FSMA) which is a member of the Combined Group in connection with the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control or management of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, the implementation of the Structuring Action or the operation of the Combined Group in accordance with this Merger Protocol or, where no such notification has been made in respect of any such person, the period allowed under such Act for the FSA to notify any objections to such person acquiring such control or any such additional or increased control having expired without notification of such objection and the FSA has not cancelled or varied, and has not notified (or intimated that it may notify) any proposal to cancel or vary, any permission (within the meaning of FSMA) held by any such authorised person at the date of this Merger Protocol;

(iii)
DNB has confirmed that it has no objection in relation to the appointment of the Nominated Individuals to the management board and supervisory board of ABN AMRO Bank N.V., subject to and with effect as of the time the Offer is declared unconditional, and the FSA has approved the Nominated Individuals being appointed to the board of directors of Barclays Bank to perform the functions of a director thereof, subject to and with effect as of the time the Offer is declared unconditional;

(iv)
all approvals have been received or notices have been filed under United States federal or state banking laws that are necessary to permit consummation of the Offer and the Merger, and all required waiting periods have expired;

(v)
the European Commission has issued a decision under Article 6(1)(b) of the EU Merger Regulation, or is deemed to have done so under Article 10(6) of the EU Merger Regulation, declaring the Merger and the Offer compatible with the Common Market without attaching to its decision any conditions or obligations and in the event that a request under Article 9(2) of the EU Merger Regulation has been made by a Member State, the European Commission has indicated that it has decided not to refer the Merger or the Offer (or any part thereof) or any matter arising therefrom to a competent authority of a Member State in accordance with Article 9(1) of the EU Merger Regulation; and

(vi)
the applicable waiting period, if any, under the HSR Act in Relation to the Merger or the Offer has expired or been terminated, and no order is issued by any competent U.S. governmental authority (whether temporary, preliminary or permanent) preventing the implementation of the Merger or Offer and no U.S. governmental entity has indicated an intention or threatened to commence proceedings seeking the same and no proceedings seeking the same are pending and not finally resolved, and

(a) all such Authorisations remain in full force and effect, (b) no such Authorisations are subject to any material term or material condition which has not been fulfilled or satisfied.

1.9
Neither Barclays nor ABN AMRO has received any notification from the DNB or the FSA indicating that there is likely to be any change in the supervisory, reporting or regulatory capital arrangements and requirements that will apply in relation to the Combined Group (or any member thereof) following the consummation of the Offer as set out in the notifications referred to in Clause 1.12 of Schedule 1 by either of them before the making of the Offer.

1.10	The Tax Clearances from the relevant tax authorities in The Netherlands and United Kingdom have not been withdrawn or modified.

Corporate Action

1.11
Prior to the Closing Date, or, as the case may be, the Postponed Closing Date and subject to the Offer being declared unconditional, the general meeting of shareholders of ABN AMRO having unconditionally passed all appropriate resolutions (i) to give effect to the Offer and the Merger (ii) amend the ABN AMRO articles of association in on agreed form, subject to the Offer being declared unconditional with effect from the Settlement Date, and (iii) appoint the Nominated Individuals to the ABN AMRO Boards, subject to the Offer being declared unconditional with effect as of the time the Offer is declared unconditional. The appointment of the Nominated Individuals to the supervisory board and management board of ABN AMRO Bank N.V., subject to and with effect as of the time the Offer being declared unconditional, is still in force and effect as of the time the Offer is declared unconditional.

1.12
Prior to the Closing Date, or, as the case may be, the Postponed Closing Date and subject to the Offer being declared unconditional, the general meeting of shareholders of Barclays having passed all appropriate resolutions to give effect to (i) the Offer and the Merger and all measures to implement it, (ii) the proposed appointments of the Nominated Individuals to the Barclays Board, subject to and with effect from the Offer being declared unconditional, and (iii) the increase of Barclays share capital and the issue of the Barclays Shares to be issued pursuant to the Offer, subject to and with effect as of the time the Offer being declared unconditional.

Approval Offer Documents and Listing

1.13
The Registration Statement shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

1.14
Confirmation has been given by the applicable listing authority and/or relevant stock exchange that, subject to the Offer being declared unconditional (gestanddoening), the Consideration Shares and Barclays ADSs representing such Consideration shares or a portion thereof as reasonably determined by Barclays and having consulted ABN AMRO and having taken into account its reasonable requests, shall have been authorised or approved, as the case may be for listing and trading on the London Stock Exchange, Euronext Amsterdam, the Tokyo Stock Exchange and on the NYSE.

1.15
Barclays and ABN AMRO have not received any notification from the FTSE 100 Committee indicating that it has withdrawn or modified, or may withdraw or modify, its confirmation provided to Barclays before the making of the Offer to the effect that Barclays Shares will continue be included in the FTSE 100 Index with full “weighting” as a single line of stock following the Offer being declared unconditional and the issue of the Barclays Shares.

Illegality, Litigation and Insolvency

1.16
On or prior to the Closing Date, or, as the case may be, the Postponed Closing Date, the Parties have not received a notification from the AFM pursuant to Clause 32a DSSD that the preparations of the Offer are in breach of Chapter IIA of the DSSA, as amended from time to time, in which case, pursuant to those rules, securities institutions (effecteninstellingen) would not be permitted to co-operate with the execution and completion of the Offer.

1.17
There has been no event, circumstance or series of linked events or circumstances, and no event, circumstance or series of linked events or circumstances has become known to Barclays that was not fairly disclosed in the Annual Report and Accounts of ABN AMRO for the year ended 31 December 2006 or in any public announcements by or on behalf of ABN AMRO before the date of this Merger Protocol or fairly disclosed in writing by ABN AMRO to Barclays before the execution of this Merger Protocol, and that has, or can be reasonably be expected to have, a negative impact on the consolidated operating income of ABN AMRO equal to 5% or more of the consolidated operating income as stated in the Accounts of ABN AMRO for the year ended 31 December 2006.

1.18
There has been no event, circumstance or series of linked events or circumstances, and no event, circumstance or series of linked events or circumstances has become known to ABN AMRO that was not fairly disclosed in the Annual Report and Accounts of Barclays for the year ended 31 December 2006 or in any public announcements by or on behalf of Barclays before the date of this Merger Protocol or fairly disclosed in writing by Barclays to ABN AMRO before the execution of this Merger Protocol, and that has, or can be reasonably be expected to have, a negative impact on the consolidated operating income of Barclays equal to 5% or more of the consolidated operating income as stated in the Accounts of Barclays for the year ended 31 December 2006.

Other

1.19	This Merger Protocol has not been terminated.

1.20	The LaSalle Agreement has completed in accordance with its terms or a Sale Contract has completed in accordance with its terms.

SCHEDULE 3 INTERIM UNDERTAKINGS

It is agreed that any activity described in an exception within a particular paragraph of Schedule 3 is permitted for all purposes in relation to Schedule 3.

(a)
Not make any changes to (i) such Party's corporate structure or (ii) the structure of its Group (other than either or both (x) any intra-Group change which does not materially and adversely affect the assets and liabilities of the relevant Group taken as a whole or (y) the creation of subsidiaries in the ordinary course of business consistent with past practice or the routine winding-up of subsidiaries as part of routine corporate housekeeping consistent with past practice);

(b)
Not merge, de-merge or consolidate with or into any other company or business, except for any such transaction solely among wholly-owned subsidiaries, or change in any manner its identity or character or that of its business (save for any such activity expressly permitted under (a) above);

(c)
In respect of such Party, not declare, pay or agree to pay or declare any dividend or make or agree to make any distribution in kind, whether from capital or reserves, in respect of any securities other than its ordinary shares except for any distributions due under the terms of preference shares and hybrid capital instruments issued or agreed to be issued as at the date of this Merger Protocol or which are otherwise permitted to be issued by or for the purposes of Clause 7.1(a) and Schedule 3. ABN AMRO is prohibited from distributing by any means (dividend, share repurchase or otherwise) proceeds received under the LaSalle Agreement or a Sale Contract;

(d)
Not amend its articles of association or equivalent or similar constitutional documents save that this does not apply to members of a Party’s Group (other than the Party) to the extent that changes do not materially and adversely affect the assets and liabilities of the relevant Group taken as a whole or the rights attaching to any shares in any member of a Party's Group;

(e)
Not propose to appoint any new members on any of the ABN AMRO Boards, other than with respect to ABN AMRO, the appointment of a new member of the Supervisory Board proposed to ABN AMRO's general meeting of shareholders to be held on 26 April 2007;

(f)
Subject to Clause 7.2 or Clause 7.3 (as the case may be) not create, extend, grant, issue, or agree to create, extend, grant, issue or allow any third party rights over any of its Group's material assets or any part thereof, except in the ordinary course of business;

(g)
Not enter into any capital commitment or investment that individually (or taken with any other such commitment(s) or investment(s) which might together reasonably be regarded as constituting a single commitment or investment) amounts to EUR 250 million or more and that has not been provided for in its budget for the financial year commencing 1 January 2007 or fairly disclosed to the other Party before the execution of this Merger Protocol and other than (i) intra-Group capital investments (ii) loans and investments in the ordinary course of business consistent with past practice including without limitation private equity investments;

(h)	To the extent in the best interest of the relevant Group company and reasonably possible, maintain the services of its directors, officers and key employees, and its business relationships with key customers and others having material business dealings with its Group;

(i)	In relation to employees and consultants, make no material change to any contract term or compensation or benefits arrangements unless the change is:

(a)	consistent with existing policies and governance processes in operation at the time of execution of this Merger Protocol; and

(b)	commercially necessary or reasonably desired; and

(c)	reasonably capable of documentary support in respect of (a) and (b);

and would not materially adversely affect any of the planned synergy savings as agreed between the Parties;

(j)
Except in the ordinary course of the Party's private equity or merchant bank business or otherwise to the extent permitted by Clause 7, not acquire or dispose of any material legal entities, material businesses or all or a material part of its assets (including, without limitation, strategic stakes) or engage in series of acquisitions or disposals of such material legal entities, material businesses or all or part of its assets. For the purposes of this paragraph (j), a legal entity, business, asset or part of the Party's assets shall be material if it has a book value of, or is bought or sold for, EUR 500 million or more. This paragraph (j) does not restrict anything permitted by Clause 7;

Merchant bank business of ABN AMRO in the context of this Schedule 3 shall mean: minority equity investments (ie non-controlling stakes, co-investments), generally in the range of Euro 20 - 100 million, which are primarily client-driven and intended to generate i) private equity type return on investment, and, ii) significant ancillary revenues for the various product groups within ABN AMRO. Merchant banking of ABN AMRO is primarily active in Europe and Asia and focuses on both the financial institutions sector (including all sub-sectors) and the corporate sector (including all sub-sectors);

(k)
Not settle or initiate any litigation or arbitration or similar proceedings that involves a payment or receipt (or a claim in respect of which the relevant group member is claimant) of an amount of EUR 250 million or more. For the purposes of this paragraph (k) a series of proceedings (or claims) arising out of the same or substantially the same originating cause shall be treated as one proceeding (or claim);

(l)
Not make any changes with respect to accounting policies or procedures, except as (i) required by applicable law or by changes in applicable generally accepted accounting principles or (ii) as either Party, after having obtained the advice of its independent auditors and after consultation with the other Party, determines in its good faith is advisable to conform to best accounting practices;

(m)
Not make or alter any material tax election or take any material position on any material tax return filed on or after the date hereof or adopt any tax method therefore that is inconsistent with elections made, positions taken, or methods used in preparing or filing any tax return in prior periods or settle or otherwise finally resolve any dispute with respect to an amount of tax which exceeds by EUR 250 million or more in aggregate the amount provided in the relevant Party's consolidated balance sheet in its published audited account for the year ended 31 December 2006;

(n)	Procure that neither it nor any other member of its Group shall:

(i)
issue or authorise or propose the issue of additional shares of any class or securities in its capital, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transfer or sell or authorise or propose the transfer or sale of shares out of treasury (save, where relevant, as between such Party and its wholly-owned subsidiaries and save for the issue or transfer out of treasury of shares on the exercise of options granted before the date of this Merger Protocol in the ordinary course);

(ii)
enter into or vary or authorise, propose or announce its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) (otherwise than in the ordinary course of business) which is of a long term, unusual or onerous nature and which involves or could reasonably be expected to involve an obligation of a nature or magnitude which is, in any such case, material in the context of its Group or which is or is likely to be restrictive on the business of any member of the Combined Group;

(iii)	propose, agree to provide or modify in any material respect the terms of any share option scheme or incentive scheme;

(iv)
make, agree or consent to any significant change to the terms of any pension scheme established for its directors, employees or their dependants or the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis on which the liabilities (including pensions) of such pension schemes are funded or valued, or carry out any act which may lead to the commencement of the winding up of the pension scheme or which could give rise directly or indirectly to a liability arising out of the operation of any statute in any jurisdiction in relation to the scheme or agree to make any additional funding to the pension scheme as part of any negotiations with the trustees of the pension scheme other than as required by applicable law or required under the terms or rules of the pension scheme or as has been fairly disclosed to the other Party prior to the date hereof;

(v)
save as expressly permitted under Clause 7, implement or effect, or authorise, propose or announce its intention to implement or effect any merger, de-merger, or liquidation or apply for bankruptcy or suspension of payments or enter into negotiations with any one or more of its creditors with a view to the readjustment or rescheduling of all or part of its debts, or enter into any other similar transaction or arrangement in any jurisdiction (other than the Offer) otherwise than in the ordinary course of business and except for any such transaction solely among wholly-owned subsidiaries provided that it does not involve any insolvent liquidation (within the meaning of English law), application for bankruptcy or suspension of payment or entering into negotiations with any one or more creditors with a view to the readjustment or rescheduling of all or part of its debt or similar actions under any jurisdiction;

(vi)
purchase, redeem or repay or announce any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, make any other change to any part of its share capital to an extent which (other than in the case of such Party) is material in the context of its Group save that:

(a)
ABN AMRO is permitted to repurchase any of its ordinary shares at a price not exceeding, at the time of the repurchase, either the market price of such shares or the Daily Reference Price. The Daily Reference Price is calculated as the Ordinary Share Exchange Ratio (adjusted in accordance with Schedule 5 as if the date of repurchase were the Settlement Date) multiplied by the Barclays Reference Price as at the date of repurchase. The Barclays Reference Price for a day is the 5 (five) day rolling average of the mid-market Barclays ordinary share price for the 5 (five) preceding trading days as per the London Stock Exchange Daily Official List (calculated in Euros with each of the 5 (five) trading days' Sterling price converted using the spot Euro-Sterling exchange rate as at the close of the relevant trading day on the London Stock Exchange); and

(b)	Barclays is permitted to repurchase any of its ordinary shares at a price not exceeding the market price of such shares at the time of repurchase;

(o)	Generally, not do anything that can reasonably be expected to compromise the proposed synergy plans as discussed between the Parties and delivery of the underlying savings; or

(p)
Not enter into any contract, commitment, agreement or arrangement or pass any resolution or make any offer (which remains open for acceptance) with respect to or announce an intention to, or to propose to, effect any of the transactions, matters or events referred to in this Schedule.

SCHEDULE 4 DEFINITIONS

ABN AMRO
refers to ABN AMRO Holding N.V., a public limited liability company, duly incorporated and validly existing under the laws of The Netherlands, having its registered office at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands;

ABN AMRO ADSs	has the meaning ascribed thereto in Recital (A);

ABN AMRO Boards	has the meaning ascribed thereto in Recital (K);.

ABN AMRO Boards Recommendation	has the meaning ascribed thereto in Clause 4.1;

ABN AMRO Employee Share Plans	has the meaning ascribed thereto in Clause 7.11;

ABN AMRO Event
means any event, events or circumstance that results or could reasonably be expected to result in a material adverse effect on the business, cash flow, financial or trading position, assets, profits, operational performance, capitalization, prospects or business of the ABN AMRO Group taken as a whole, that, in either case, does not arise as a result of:

(i)	a general economic decline in the financial services and banking industry, including but not limited to commercial banking, investment banking, stock broking, asset management and fund management; or

(ii)	a general economic decline affecting Barclays and ABN AMRO in a similar and proportionate way; or

(iii)	any matter known to Barclays, its group companies and Barclays advisors from information filed by any member of ABN AMRO Group as a matter of public record, made public by ABN AMRO pursuant to the Merger Rules or fairly disclosed by ABN AMRO to Barclays, its group companies or

Barclays advisors prior to the date hereof and which matter Barclays could reasonably be expected to know on signing of this Agreement would, but fort his exception (iii) constitute an ABN AMRO Event; or

	(iv)	the announcement, making and implementation of the Offer;

ABN AMRO Group	has the meaning ascribed thereto in Recital (A);

ABN AMRO Material Adverse Change	means (i) an ABN AMRO Event; or (ii) a change since the date hereof in national (including, without limitation, United States, United Kingdom, The Netherlands or any other member state of the European Economic Area) or international capital markets (including without limitation, an adverse change in the tax laws of such states), financial, political or economic conditions or currency exchange rates or exchange controls (whether or not arising as a result of or in connection with any outbreak or escalation of hostilities or declaration of war or national emergency or act of terrorism or other national or international calamity), that does not arise as a result of:

	(i)	a general economic decline in the financial services and banking industry, including but not limited to commercial banking, investment banking, stock broking, asset management and fund management; or

	(ii)	a general economic decline affecting Barclays and ABN AMRO in a similar and proportionate way; or

	(iii)	the announcement, making and implementation of the Offer;

ABN AMRO Programme	has the meaning ascribed thereto in Clause 7.2;

ABN AMRO Shareholders' Meeting	means the extraordinary general meeting of shareholders of ABN AMRO that is held in accordance with the Merger Rules prior to the

Closing Date and is convened by ABN AMRO on or prior to the Commencement Date;

ABN AMRO Shares	has the meaning ascribed thereto in Recital (C);

ADS Registration Statement	has the meaning ascribed thereto in Clause 1.8;

AFM	means the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten);

Alternative Proposal	has the meaning ascribed thereto in Clause 11.2;

Announcement	has the meaning ascribed thereto in Clause 1.18;

Announcing Party	has the meaning ascribed thereto in Clause 15.2;

Authorisation	means any authorisation, order, grant, recognition, confirmation, consent, licence, clearance, certificate, permission, exemption or approval;

Barclays	means Barclays PLC, a public limited liability company, duly incorporated and validly existing under the laws of England, having its registered office, at 1 Churchill Place, Canary Wharf, London, E14 5HP, United Kingdom;

Barclays ADSs	has the meaning ascribed thereto in Recital (B);

Barclays Board	has the meaning ascribed thereto in Recital (K);

Barclays Board Recommendation	has the meaning ascribed thereto in Clause 4.3;

Barclays Event	means any event, events or circumstance that results or could reasonably be expected to result in a material adverse effect on the business, cash flow, financial or trading position, assets, profits, operational performance, capitalization, prospects or business of the Barclays Group taken as a whole that does not arise as a result of:

(i) a general economic decline in the financial services and banking industry, including but not limited to commercial banking, investment banking, stock broking, asset management and fund management; or

	(ii)	a general economic decline affecting Barclays and ABN AMRO in a similar and proportionate way; or

	(iii)	any matter known to ABN AMRO, its group companies and ABN AMRO's advisors from information filed by any member of Barclays Group as a matter of public record, made public by Barclays pursuant to the Merger Rules or fairly disclosed by Barclays to ABN AMRO, its group companies or ABN AMRO's advisors prior to the date hereof and which matter ABN AMRO could reasonably be expected to know on signing of this Merger Protocol would, but for this exception (iii), constitute a Barclays Event; or

	(iv)	the announcement, making and implementation of the Offer;

Barclays Group	Barclays, its subsidiaries, its group companies and its affiliated companies;

Barclays Material Adverse Change	means (i) an Barclays Event or (ii) a change since the date hereof in national (including, without limitation, United States, United Kingdom, The Netherlands or any other member state of the European Economic Area) or international capital markets (including without limitation, an adverse change in the tax laws of such states), financial, political or economic conditions or currency exchange rates or exchange controls (whether or not arising as a result of or in connection with any outbreak or escalation of hostilities or declaration of war or national emergency or act of terrorism or other national or international calamity), that does not arise as a result of:

	(i)	a general economic decline in the financial services and banking industry,

including but not limited to commercial banking, investment banking, stock broking, asset management and fund management; or

(ii) a general economic decline affecting Barclays and ABN AMRO in a similar and proportionate way; or

(iii) the announcement, making and implementation of the Offer;

Barclays Securities	has the meaning ascribed thereto in Recital (F);

Barclays Shares	means ordinary shares in the share capital of Barclays with a nominal value of 25 pence each;

Barclays Shareholders' Meeting	has the meaning ascribed thereto in Clause 1.10;

Binding Advice	has the meaning ascribed thereto in Clause 5.6;

Binding Advisor	has the meaning ascribed thereto in Clause 5.6;

Business Day	means a day (other than a Saturday or Sunday) on which banks are generally open in The Netherlands, the United Kingdom and the United States for normal business;

Calculation Date	has the meaning ascribed thereto in Schedule 5;

Class 1 Circular	means a circular prepared pursuant to and in accordance with the Listing Rules of the UKLA and the requirements of applicable English law;

Closing Date	has the meaning ascribed thereto in Clause 1.4;

Combined Group	means the ABN AMRO Group and the Barclays Group together;

Commencement Date	has the meaning ascribed thereto in Clause 5.1;

Competent Authorities	means the Competent Competition Authorities and the Competent Regulatory Authorities and other governments and governmental, quasi-governmental, supranational, statutory, regulatory or self-regulatory, administrative or other bodies or agencies in any jurisdiction;

Competent Competition Authorities	means the bodies or agencies in jurisdictions where filings are envisaged in accordance with Clause 9.1;

Competent Regulatory Authorities
means governments and governmental, quasi-governmental, supranational, statutory, regulatory or self-regulatory, administrative or other bodies or agencies exercising regulatory, supervisory or other functions in respect of matters relating to any banking, securities, insurance or other financial services business or any other business carried on by a member of the Combined Group (including without limitation any exchanges, trading systems, clearing houses and settlement or payment systems of which any member of the Combined Group is a member) or foreign exchange, foreign investment or similar matters in any jurisdiction;

Competing Offer	has the meaning ascribed thereto in Clause 12.1;

Completion Longstop Date	has the meaning ascribed thereto in Clause 19.1.3;

Confidential Information	has the meaning ascribed thereto in Clause 16.1;

Consideration Shares	has the meaning ascribed thereto in Clause 1.2(i);

Convertible Share Consideration	has the meaning ascribed thereto in Clause 1.2(iii);

Convertible Shares	has the meaning ascribed thereto in Recital (C);

Conversion Rights	has the meaning ascribed thereto in Recital (D);

Cross Border Merger	has the meaning ascribed thereto in Clause 2.3;

DCC	means the Dutch Civil Code;

DFSA	means The Dutch Financial Supervision Act (Wet financieel toezicht);

Disclosing Party	has the meaning ascribed thereto in Clause 16.1(ii);

Disposal	has the meaning ascribed thereto in Clause 7.2(a);

DNB	means De Nederlandsche Bank N.V. (the Dutch Central Bank);

DR Prefs	has the meaning ascribed thereto in Recital (C);

DR Pref Consideration	has the meaning ascribed thereto in Clause 1.2(ii);

DSSA	means the Dutch Securities Supervision Act 1995 (Wet toezicht effectenverkeer 1995) as amended and or replaced by the New Dutch Public Offer Rules;

DSSD	means the Dutch Securities Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995) as amended and or replaced by the New Dutch Public Offer Rules;

Enquiries	has the meaning ascribed thereto in Schedule 7;

EU Merger Regulation	means Council Regulation (EC)139/2004;

Exchange Act	has the meaning ascribed thereto in Clause 1.4;

Exclusivity Period	means the period commencing on the date of this Merger Protocol and ending on the Completion Longstop Date;

Filings	has the meaning ascribed thereto in Clause 10.1;

Foundation	has the meaning ascribed thereto in Clause 7.8;

Frustrating Action
means any action, proceeding, suit, investigation, enquiry or reference, or any act taken or otherwise anything done or any statute, regulation, decision, order or change to published practice which has been enacted made or proposed and any statute, regulation, decision or order, which is continuing to be outstanding and which could reasonably be expected to (i) make the Offer (including the proposed Merger), its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control of, ABN AMRO by Barclays, or the issue, listing or admission to trading of the Consideration Shares, void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise directly or indirectly, prohibit, restrain, restrict, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge or require amendment of, the Offer or the acquisition of any such shares or securities by Barclays; (ii) impose any limitation on, or result in a delay in, the ability of Barclays directly or indirectly to acquire or hold or to exercise effectively all or any rights of ownership in respect of shares or other securities in ABN AMRO or on the ability of any member of the ABN AMRO Group or any member of the Barclays Group directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the ABN AMRO Group; or (iii) except as fairly disclosed in writing by ABN AMRO to Barclays prior to the execution of this Merger Protocol or as publicly announced by or on behalf of ABN AMRO before that date, otherwise affect the business, assets, profits or prospects of any member of the ABN AMRO Group or any member of the Barclays Group;

FSA	means the United Kingdom Financial Services Authority;

FSMA	The United Kingdom Financial Services and Markets Act 2000 and all regulations, codes, rules and statutory instruments published or enacted thereunder;

Group	means, in relation to any legal entity, its subsidiaries, its subsidiary undertakings, group companies and affiliates;

HSR Act	means the US Hart-Scott-Rodino Antitrust Improvement Act of 1976 and any regulations made thereunder;

Interim Period	has the meaning ascribed thereto in Clause 7.1(a);

LaSalle	means ABN AMRO North America Holding Company and its downstream subsidiaries and group companies;

LaSalle Agreement
means the agreement entered into prior to the execution of this Merger Protocol between ABN AMRO Bank N.V. and Bank of America Corporation in relation to the sale by ABN AMRO Bank N.V. of all of the outstanding shares of LaSalle to Bank of America Corporation;

Launch Longstop Date	has the meaning ascribed thereto in Clause 19.1.2;

LCIA	has the meaning ascribed thereto in Clause 5.6;

Management Board	has the meaning ascribed thereto in Recital (K);

Material Decrease	has the meaning ascribed thereto in Clause 5.7;

Materially Burdensome Regulatory Condition
means any action, condition, sanction or restriction imposed by a Competent Authority or third party that has or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the relevant Party;

Matters in Dispute	has the meaning ascribed thereto in Schedule 7;

Merger	has the meaning ascribed thereto in Recital (E);

Merger Code	means the Merger Code 2000 (SER-besluit Fusiegedragsregels 2000);

Merger Protocol	has the meaning ascribed thereto in the Preamble;

Merger Rules	has the meaning ascribed thereto in Clause 1.5;

NAI Arbitration Rules	has the meaning ascribed thereto in Clause 22.2;

Nominated Individuals	has the meaning ascribed thereto in Clause 3.3;

Notice	has the meaning ascribed thereto in Clause

12.2;

Notice of Disagreement	has the meaning ascribed thereto in Clause 5.4;

Offer	has the meaning ascribed thereto in Recital (F);

Offer Conditions	means the conditions as set out in Schedule 2;

Offer Document	means the offer document (biedingsbericht), together with all amendments and supplements thereto, which Barclays shall make generally available in the Netherlands on the Commencement Date;

Ordinary Shares	has the meaning ascribed thereto in Recital (C);

Ordinary Share Exchange Ratio	has the meaning ascribed thereto in Clause 1.2;

Parties	has the meaning ascribed thereto in the Preamble;

Post-Offer Actions	has the meaning ascribed thereto in Clause 2.3;

Postponed Closing Date	has the meaning ascribed thereto in Clause 1.4;

Preference Shares	means the Underlying Preference Shares and Convertible Shares together;

Preliminary Transaction Agreement	has the meaning ascribed thereto in Recital (H);

Pre-Offer Conditions	means the conditions as set out in Schedule 1;

Proposal in relation to Barclays	has the meaning ascribed thereto in Clause 11.9;

Prospectus
means a prospectus, together with all amendments and supplements thereto, that Barclays shall make generally available in the Netherlands and the United Kingdom on the Commencement date, relating to the issue and listing of the Consideration Shares offered in exchange for the relevant ABN AMRO Shares;

Prospectus Directive	means EU Directive 2003/71/EC;

Public Statement	means any public statement or any non-public statement that is intended to become public, has become public or will become public;

Receiving Party	has the meaning ascribed thereto in Clause

16.1;

Registration Statement	has the meaning ascribed thereto in Clause 1.8;

Remaining Competent Authority	has the meaning ascribed thereto in Clause 10.1;

Representatives	has the meaning ascribed thereto in Clause 16.1;

Sale Contract	means an agreement relating to the sale of LaSalle by ABN AMRO, other than the LaSalle Agreement;

Schedule 14D-9	Means ABN AMRO's Solicitation/Recommendation statement on Schedule 14D-9, as amended or supplemented;

Schedule TO	has the meaning ascribed thereto in Clause 1.8;

SEC	means the United States Securities and Exchange Commission;

Securities Act	means the United States Securities Act of 1933, as amended;

Settlement	has the meaning ascribed thereto in Clause 6.5;

Settlement Date	has the meaning ascribed thereto in Clause 6.5;

Share Price	has the meaning ascribed thereto in Schedule 5;

Structuring Action	has the meaning ascribed thereto in Clause 3.2;

Subco N.V.	has the meaning ascribed thereto in Recital (F);

Supervisory Board	has the meaning ascribed thereto in Recital (K);

Tax Clearances	has the meaning ascribed thereto in Clause 1.13 of Schedule 1;

Third Party
means any government or governmental, quasi governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction;

Transaction	has the meaning ascribed thereto in Clause 7.3;

Treasury Stock	has the meaning ascribed thereto in Recital (C);

Underlying Preference Shares	has the meaning ascribed thereto in Recital (C);

US Authorities	has the meaning ascribed thereto in Clause 10.1; and

Value Added Tax
means (a) any tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112), or predecessor legislation, and (b) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (a), or elsewhere;

SCHEDULE 5 ADJUSTMENTS TO EXCHANGE RATIO

1.
A Party may (notwithstanding Clause 7.1 of this Merger Protocol and Schedule 3, other than the final sentence of paragraph (c) of Schedule 3) effect a Capital Raising or Capital Return as defined in paragraph 4 below, subject to the Ordinary Share Exchange Ratio and the related ADS Exchange Ratio and, if relevant, the DR Pref Consideration being adjusted as contemplated by this Schedule 5 and provided always that none of the proceeds under the LaSalle Agreement or a Sale Contract may in any circumstance be distributed during the Interim Period by any means whatsoever.

2.
The Parties agree that the Ordinary Share Exchange Ratio is expressed on the basis of the value of Barclays Shares by reference to the closing share price on the Calculation Date relative to the value of ABN AMRO Ordinary Shares implied by the Ordinary Share Exchange Ratio and the purpose of the adjustments contemplated in this Schedule 5 is to factor into this ratio the impact on the relative values of Barclays and ABN AMRO arising from certain actions.

3.
For the purposes of clarity, the proposed dividends relating to the financial year ended 31 December 2006 and any interim dividends in respect of the financial year commencing 1 January 2007 (provided any such interim dividend is consistent with the dividend policy of such Party prevailing as at the date of this Merger Protocol and does not exceed reasonable market expectations as on 20 April 2007) and any repurchase of ordinary shares permitted by paragraph (n)(vi) of Schedule 3 shall not result in an adjustment of any ratio contemplated by this Schedule 5.

4.	Where there is a Capital Raising or Capital Return, the Ordinary Share Exchange Ratio shall be adjusted in accordance with the following formula (calculated to 3 decimal places):-

Adjusted Ordinary Share Exchange Ratio is equal to:

(Ordinary Share Exchange Ratio on Calculation Date x Barclays Share Price on
Calculation Date x Number of ABN AMRO Ordinary Shares in issue on Calculation Date
-
Aggregate value of Capital Return(s) by ABN AMRO between Calculation Date and
Settlement Date (in GBP)
+
 Aggregate value of Capital Raising(s) by ABN AMRO between Calculation Date and
Settlement Date (in GBP))
/
(Number of ABN AMRO Ordinary Shares in issue on Settlement Date)

divided by:
(Barclays Share Price on Calculation Date x
Number of ordinary Barclays Shares in issue on Calculation Date
-
Aggregate value of Capital Return(s) by Barclays between Calculation Date and Settlement
Date
+
Aggregate value of Capital Raising(s) by Barclays between Calculation Date and
Settlement Date)
/
(Number of ordinary Barclays Shares in issue on Settlement Date)

5.
In any calculation of the Adjusted Ordinary Share Exchange Ratio, the GBP/EUR exchange rate shall be the relevant reference rate as published by the European Central Bank (and quoted on its website) prevailing on the date of the Capital Return or the Capital Raising.

6.	In this Schedule 5:

“ADS Exchange Ratio” has the meaning ascribed to it in Clause 1.2(i) of this Merger Protocol.

“Calculation Date” means 20 April 2007.

“Capital Raising” means the issue of (i) any ordinary shares by a Party; or (ii) paid- for newly granted rights to acquire the issued ordinary shares of either Party (whether or not otherwise permitted under or for the purposes of Clause 7.1 of this Merger Protocol and Schedule 3).

“Capital Return” means the declaration of a dividend, capital repayment or any other distribution by a Party in respect of its ordinary shares (whether or not otherwise permitted under or for the purposes of Clause 7.1 of this Merger Protocol and

Schedule 3, other than the final sentence of paragraph (c) of Schedule 3), but excluding any transaction referred to in paragraph 3 of this Schedule 5.

“Ordinary Share Exchange Ratio” has the meaning ascribed to it in Clause 1.2(i) of this Merger Protocol.

In respect of each Party, the number of shares in issue are calculated on a fully diluted basis, minus the number of shares in issue on the Calculation Date that were held by that Party as Treasury shares, plus all ordinary shares repurchased by that Party from the Calculation Date to the Settlement Date.

Unless specifically defined in this Schedule 5, defined words and phrases shall have the meaning ascribed to them in this Merger Protocol.

7.
Where ABN AMRO receives cash consideration for the sale of LaSalle (the “LaSalle Proceeds”) which is less than US$ 21 billion (the “LaSalle Amount”), an amount equal to the shortfall shall be deemed to have been a distribution by ABN AMRO and therefore amounts to a Capital Return by ABN AMRO for the purposes of this Schedule 5. However, where the La Salle Proceeds are in excess of the La Salle Amount, this shall not amount to a Capital Raising for the purposes of this Schedule 5 and, consequently, there shall be no adjustment to the Ordinary Share Adjustment Ratio as a result of the excess proceeds.

8.
Where a Party undertakes a Capital Raising or Capital Return (i) the relevant ADS Exchange Ratio; (ii) the DR Pref Consideration; and (iii) Convertible Share Consideration shall be equitably adjusted to the extent necessary to reflect the Adjusted Ordinary Share Exchange Ratio on a basis consistent with the principles of this Schedule 5.

9.
Where a Party elects to undertake a Capital Raising or a Capital Return it shall promptly provide the other Party with a calculation of the effect on the Adjusted Ordinary Share Exchange Ratio (and the related ratios) and use all reasonable endeavours to reach agreement on such adjustments. In the absence of agreement within 5 Business Days of the calculation being submitted for agreement, the matter shall be referred to an expert pursuant to Clause 6.8.

10.
For the avoidance of doubt, except as provided in paragraph 1 of this Schedule 5, any adjustment made pursuant to the provision of this Schedule shall not constitute a waiver or settlement with respect to any breach by any Party of the provisions of Schedule 3 or Clause 7.1(a) and shall not limit any rights of any Party with respect thereto.

11.
This Schedule 5 shall cease to operate, and no adjustment shall be made to the final exchange ratio, after the date the Offer is declared unconditional. During the period from then until the settlement of any final acceptances under the Offer, no action may be taken by either party which would otherwise have given rise to an adjustment under this Schedule 5.

12.	The intended operation of this Schedule 5 is illustrated in the following worked examples:

13.	Example 1. Barclays issues 1,000m new shares at £5.25

Value per Barclays share on Calculation Date	£7.50
Number of Barclays shares issued and outstanding on Calculation Date	6,389m
Ordinary Share Exchange Ratio	2.0
Implied ABN AMRO share price on Calculation Date (expressed in GBP)	£15.00
Share price at which placement is made (expressed in GBP)	£5.25
Number of shares issued in the placement	1,000m
Number of Barclays shares outstanding post placement	7,389m
Adjusted Ordinary Exchange Ratio = (15.00) / ((7.50 x 6,389 + 1,000 x 5.25) / 7,389)	2.08

14.	Example 2. ABN AMRO pays a special dividend of €500m

Value per Barclays share on Calculation Date	£7.50
Ordinary Share Exchange Ratio	2.0
Implied ABN AMRO share price on Calculation Date (expressed in GBP)	£15.00
Number of ABN AMRO shares issued and outstanding on	1,846m
Calculation Date
EUR-GBP exchange rate on Calculation Date	1.47
Special dividend declared and paid by ABN AMRO	€500m
Adjusted Ordinary Exchange Ratio = ((15.00 x 1,846 –500/1.47) / 1,846) / (7.50)	1.98

SCHEDULE 6 ANNOUNCEMENT

SCHEDULE 7 TERMS BINDING ADVISOR

(a)	These Terms indicate the proceedings and the basis for the binding advice in respect of the matters in dispute between the Parties (the "Matters in Dispute").

(b)
The Matters in Dispute are to be set out in the Parties' respective notices, including any notices delivered by either Party under Clause 1.3 or Clause 19.1. The Parties agree that such notices together set out all of the Matters in Dispute between the Parties which are to be the subject of the Binding Advice process contemplated herein.

(c)
The Binding Advisor shall be entitled to make such additional enquiries as he may determine in his discretion ("Enquiries") in order to assist with the Binding Advice. Any such Enquiries will be made in writing jointly to the Parties setting out the issues that the Binding Advisor considers that either or both Parties should address.

(d)	The Binding Advisor shall ensure that either Party has a reasonable opportunity to present its arguments and shall treat the Parties equally.

(e)
The Binding Advisor may seek advice from experts where there is any question or issue arising from any of the information submitted which require specialist expertise outside the scope of the Binding Advisor's own expertise. In the event the Binding Advisor decides to obtain external advice, he will make the requirement known to the Parties. The Binding Advisor will allow the parties to comment on the questions that he intends to submit to the expert and will allow the parties to comment on the answers given by the expert.

(f)
The Parties require this dispute to remain confidential between them, the Binding Advisor and any expert engaged by the Binding Advisor. The Binding Advisor agrees to observe and ensure such confidentiality and to ensure that all documentation and correspondence remain confidential. The Binding Advisor will not disclose any confidential information concerning the Parties' business to third parties without the relevant Party's prior written consent unless otherwise required by law, a court of competent jurisdiction, taxation authorities or other government or regulatory authority.

(g)
The Binding Advisor shall render its Binding Advice as amiable compositeur. The Binding Advice shall be final and binding on the Parties as regards the fulfilment and/or waiver of the Pre-Offer Conditions or Offer-Conditions, as the case may be.

(h)
The Binding Advice shall set out in writing, for each of the Matters in Dispute, a decision as to the fulfilment or waiver and a brief explanation of the basis upon which the Binding Advisor reaches his Binding Advice. In the situation mentioned in Clause 6.8 of this Merger Protocol the Binding Advisor may submit the written explanation of his decision within 2 (two) Business Days of his Binding Advice, unless Parties agree to allow an extension.

(i)	Billings will be presented equally for the account of each Party unless the Binding Advisor determines otherwise.

(j)	The Parties may terminate the Binding Advice proceedings jointly in writing. The Parties shall pay the Binding Advisor for all services rendered and expenses incurred as of the date of termination.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC (“Barclays”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it
In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: June 12, 2007	By:	/s/ Richard Bruens

		Name:	Richard Bruens
		Title:	Head of Investor Relations

	By:	/s/ Willem Nagtglas Versteeg

		Name:	Willem Nagtglas Versteeg
		Title:	Company Secretary